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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

CRYOCOR, INC.
(Name of Subject Company)

CRYOCOR, INC.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

229016100
(CUSIP Number of Class of Securities)

Edward F. Brennan, Ph.D.
President and Chief Executive Officer
CryoCor, Inc.
9717 Pacific Heights Boulevard
San Diego, CA 92121
(858) 909-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With copies to:

Edward F. Brennan, Ph.D. President and Chief Executive Officer CryoCor, Inc. 9717 Pacific Heights Boulevard San Diego, CA 92121 (858) 909-2200	Frederick T. Muto, Esq. Matthew T. Browne, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        (a)   Subject Company.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is CryoCor, Inc., a Delaware corporation ("CryoCor" or the "Company"). The address of the principal executive offices of the Company is 9717 Pacific Heights Boulevard, San Diego, California 92121, and its telephone number is (858) 909-2200.

        (b)   Class of Securities.    The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of the Company (the "Common Stock"). As of the close of business on April 15, 2008, there were 13,138,921 shares of Common Stock issued and outstanding.

Item 2.    Identity and Background of Filing Person.

        (a)   Name and Address.    The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

        (b)   Tender Offer.    This Schedule 14D-9 relates to a tender offer by Padres Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Boston Scientific Scimed, Inc., a Minnesota corporation ("BSS"), disclosed in a Tender Offer Statement on Schedule TO, dated April 29, 2008 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of Common Stock not owned by BSS at a purchase price of $1.35 per share in cash, without interest, less any applicable withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 29, 2008 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal", which together with the Offer to Purchase constitute the "Offer"). The Schedule TO was filed with the Securities and Exchange Commission (the "SEC") on April 29, 2008. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated April 15, 2008 (as such agreement may be amended from time to time, the "Merger Agreement"), by and among BSS, Purchaser and the Company. BSS is a wholly-owned subsidiary of Boston Scientific Corporation, a Delaware corporation ("BSC"). The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL") and other applicable law, Purchaser will merge with and into the Company (the "Merger"), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares of Common Stock that are held by (a) the Company, BSS, Purchaser or any other wholly-owned subsidiary of BSS, which will cease to exist with no consideration to be paid in exchange therefor, and (b) stockholders of the Company, if any, who properly perfect their appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price. Upon the Effective Time of the Merger (the "Effective Time"), the Company will become a wholly-owned subsidiary of BSS. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        As set forth in the Schedule TO, the address of the principal executive offices of BSS is Two Scimed Place, Maple Grove, Minnesota, 55311 and its telephone number is (763) 494-1700. As set forth in the Schedule TO, the address of the principal executive offices of the Purchaser is c/o BSC, One Boston Scientific Place, Natick, MA 01760, and its telephone number is (508) 650-8000.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the "Information Statement"), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates; or (ii) BSS, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser's right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the "Board") after acquiring a majority of the Common Stock pursuant to the Offer (such time hereinafter referred to as the "Acceptance Time").

  (a)    Arrangements with Current Executive Officers and Directors of the Company.

  Information Statement

        Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

  Director and Officer Exculpation, Indemnification and Insurance

        Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended and restated (the "Charter") and its bylaws, as amended and restated (the "Bylaws"), provisions to eliminate the personal liability of its directors and executive officers for monetary damages to the fullest extent under DGCL, subject to specified limitations, and is required to advance expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or executive officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore and delivery, if required by DGCL, of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified pursuant to the DGCL, the Charter or the Bylaws.

        The Company also has entered into indemnity agreements with each of its directors and executive officers. These agreements generally require the Company to indemnify its directors and executive officers against any and all expenses (including attorneys' fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any of these individuals may be made a party by reason of the fact that he or she is or was a director, officer, employee, or other agent of the Company or serving at the Company's request as a director, officer, employee, or other agent of another corporation or enterprise, provided that he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the Company's best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Under the indemnification agreements, all expenses incurred by one of the Company's directors or executive officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Company upon delivery to the Company of an undertaking, by or on behalf of the director or executive officer, to repay all advanced amounts if it is ultimately determined that the director or executive officer is not entitled to be indemnified by the Company under his or her indemnification agreement. The indemnification agreements also set forth certain procedures that will apply in the event any of the Company's directors or executive officers brings a claim for indemnification under his or her indemnification agreement. This description of the indemnity agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

        From and after the Acceptance Time, BSS will, and will cause the surviving corporation in the Merger (the "Surviving Corporation") to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers in effect immediately prior to the Acceptance Time and any indemnification and limitation of liability provisions under the Company's Charter and Bylaws as in effect on the date of the Merger Agreement.

        The Merger Agreement provides that the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification and limitation of liability for directors, officers, employees, fiduciaries and agents ("Indemnified Parties") than are set forth in the Charter and Bylaws of the Company as in effect on the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

        The Company will obtain a prepaid tail policy prior to, or contemporaneously with, the Acceptance Time, which policy will provide for the Indemnified Parties to be covered by the Company's existing directors and officers' liability insurance policy for events occurring prior to the Acceptance Time on substantially the same terms of such existing insurance, for a period ending no earlier than the sixth anniversary of the Effective Time.

  Change of Control Arrangements with Current Executive Officers

        All of the Company's executive officers are "at will" employees and their employment with the Company may be terminated by either the Company or the executive officer at any time, with or without cause. Generally, if the Company terminates the employment of Dr. Edward F. Brennan, the Company's President and Chief Executive Officer ("Dr. Brennan"), Mr. Gregory J. Tibbitts, the Company's Chief Financial Officer and Vice President, Finance ("Mr. Tibbitts") or Dr. Helen S. Barold, the Company's Chief Medical Officer ("Dr. Barold") other than for cause or if one of them resigns for good reason, or if Dr. Barold terminates her employment or her employment is terminated by the Company for any reason between April 15, 2008 and May 31, 2008, the applicable named executive officer will be entitled to receive additional salary and, with respect to Dr. Brennan, other benefits, provided he or she executes a waiver and general release in favor of the Company. Dr. Brennan would receive fifteen month's salary as well as fifteen month's medical benefits coverage and fifteen month's stock option vesting acceleration. Mr. Tibbitts and Dr. Barold would each receive twelve month's salary. These payments would be made in accordance with the Company's regular payroll cycle. For purposes of these employment agreements, termination "for cause" generally means a termination as a result of the commission of a fraud against the Company or an act that materially injures the Company's business, the conviction of a felony involving moral turpitude that is likely to injure the Company's business, the participation in any activity that is directly competitive with or injurious to the Company or one of its affiliates, or the repeated failure to perform employment duties. For purposes of these employment agreements, "good reason" generally means resignation following a material diminution in the named executive officer's authority, duties or responsibilities, relocation of the principal place of the named executive officer's service to a location that would increase the one-way commute to the new principal place of work by more than 50 miles or a material reduction in base salary or bonus (unless comparable reductions are concurrently made for all other Company employees with responsibilities, organization levels and titles comparable to the named executive officer).

        The payments and benefits described above are subject to certain reductions and offsets if, for example, the total amount of payments and benefits described above would cause the executive officer to incur "golden parachute" excise tax liability in connection with the change in control. In that case, the payments and benefits will be reduced to the extent necessary to leave him or her in a better after-tax position than if no such reduction had occurred.

        In addition to the above-named executive officers, certain other non-executive officers and employees of the Company have entered into change in control severance agreements that provide for certain payments upon such employees' termination from the Company in connection with a change in control transaction, of which the Offer and Merger would qualify.

        As currently contemplated, the employment agreements with Dr. Brennan and Mr. Tibbitts will be terminated effective as of the Acceptance Time and each of Dr. Brennan and Mr. Tibbitts will be eligible to receive the applicable severance benefits described above. Effective April 23, 2008, Dr. Barold resigned from her position as the Company's Chief Medical Officer. In connection with her resignation, Dr. Barold will be eligible to receive the applicable severance benefits described above.

        The description above is qualified in its entirety by reference to the employment agreements with each of the executive officers, which are filed as Exhibits (e)(3) through (e)(12) hereto and are incorporated herein by reference.

  Acceleration of Option Vesting; Treatment of Options

        Pursuant to the Merger Agreement, the Company shall terminate the Company's 2000 Stock Option Plan, 2005 Equity Incentive Plan and 2005 Non-Employee Directors' Stock Option Plan (collectively, the "Company Stock Plans") prior to, and effective as of, the Effective Time. In addition, pursuant to the Merger Agreement, each option to purchase Common Stock (a "Company Stock Option") under the Company Stock Plans that is outstanding as of immediately prior to the Effective Time in accordance with the terms of the Company Stock Plans, will become fully vested and exercisable in full prior to and effective as of the Effective Time. Each Company Stock Option outstanding and unexercised immediately prior to the Effective Time shall, at the Effective Time, be cancelled and each holder thereof shall be entitled to receive from the Surviving Corporation immediately after the Effective Time, in exchange for the cancellation of such Company Stock Option, an amount in cash equal to the excess, if any, of (x) the Offer Price over (y) the per share exercise or "strike" price of such Company Stock Option, multiplied by the number of shares of Common Stock subject to such Company Stock Option immediately prior to the Effective Time. Any unexercised Company Stock Option with a per share exercise price equal to or greater than the Offer Price shall be canceled without payment.

        As of April 14, 2008, the Company's directors and executive officers held in the aggregate options to purchase 1,169,195 shares of Common Stock, 569,994 of which were unvested as of that date, with exercise prices ranging from $0.62 to $13.02 per share and an aggregate weighted average exercise price of $2.28 per share.

        Pursuant to the Merger Agreement, effective as of the Effective Time, each share of Common Stock received upon the early exercise of a Company Stock Option (each, an "Option Share") that is outstanding and unvested immediately prior to the Effective Time shall automatically vest, and the Company's repurchase right with respect to each Option Share shall lapse, and at the Effective Time the holder of each Option Share shall, be entitled to receive the Offer Price with respect to each such Option Share.

  Acceleration of Restricted Stock Vesting; Treatment of Restricted Stock

        Pursuant to the Merger Agreement, effective as of the Effective Time, each share of Common Stock granted subject to vesting or other lapse restrictions pursuant to any Company Stock Plan (each, a "Restricted Share"), that is outstanding and subject to such restrictions immediately prior to the Effective Time shall automatically vest, and the Company's reacquisition right with respect to each Restricted Share shall lapse, and at the Effective Time the holder thereof shall be entitled to receive the Offer Price with respect to each such Restricted Share.

        Immediately prior to the Effective Time, 420,000 and 140,000 Restricted Shares that were issued in January and April 2008 to Dr. Brennan and Mr. Tibbitts, respectively, will vest in full.

  Employee Stock Purchase Plan

        Pursuant to the Merger Agreement, subject to consummation of the Merger, the 2005 Employee Stock Purchase Plan (the "ESPP") will terminate, effective immediately before the Effective Time (the "ESPP Termination Date"). If the offering period(s) under the ESPP in effect as of the date of the Merger Agreement terminates prior to the ESPP Termination Date, the ESPP will be suspended and no new offering will be commenced under the ESPP. If an offering under the ESPP is still in effect on the ESPP Termination Date, then on the ESPP Termination Date, each purchase right under the ESPP (a "Purchase Right") as of the ESPP Termination Date shall be automatically exercised by applying the payroll deductions of each participant in the ESPP for such offering to the purchase of a number of whole shares of Common Stock, subject to the provisions of the ESPP regarding the number of shares purchasable, at an exercise price per share of Common Stock equal to 85% of the lesser of $1.97 or the Offer Price, which number of shares will then be canceled and converted into the right to receive the Offer Price. Any excess payroll deductions not used as a result of ESPP share limitations will be distributed to each participant without interest. If a fractional number of shares of Common Stock results, then such number shall be rounded down to the next whole number, and the excess payroll deductions shall be distributed to the applicable participant without interest.

  Employee Benefits

        The Merger Agreement provides that, for one year following the Effective Time, BSS will provide, or cause to be provided, to all employees of the Company who continue employment with BSS, the Surviving Corporation or any subsidiary of BSS ("Continuing Employees") compensation and employee benefits (excluding equity compensation and equity benefits) that are substantially similar in the aggregate to the benefits currently provided by the Company (excluding equity compensation and equity benefits) as of the date of the Merger Agreement; provided, however, that the Surviving Corporation will not be required to provide the same benefits to Continuing Employees as those provided by BSS to its similarly situated employees.

        To the extent that service is relevant for eligibility, vesting or allowances (including flexible time off) under any plan, program or arrangement of Purchaser and/or the Surviving Corporation, BSS will provide or cause such plan, program or arrangement to credit Continuing Employees for service prior to the Effective Time with the Company and its subsidiaries to the same extent that such service was recognized under corresponding plans, programs or arrangements of the Company as of the date of the Merger Agreement.

        Moreover, following the Effective Time, Continuing Employees will continue to be eligible to participate in the Company's qualified cash or deferred arrangement or arrangements ("401(k) Plans")

under Section 401(k) of the Internal Revenue Code of 1986, as amended, as such 401(k) Plans are in effect after the Effective Time.

  (b)    Arrangements with Purchaser and BSS and its Affiliates.

  Merger Agreement

        The summary of the material provisions of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Sections 13 and 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Merger Agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms. The Merger Agreement contains representations and warranties that the Company, BSS and Purchaser made to (and solely for the benefit of) each other as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that the Company delivered in connection with signing the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures.

  Confidentiality Agreement

        On October 16, 2007, the Company and BSC, the parent company of BSS, entered into a confidentiality agreement (the "Confidentiality Agreement"). Under the terms of the Confidentiality Agreement, both parties mutually agreed that, subject to certain exceptions, any information regarding themselves and their respective subsidiaries and affiliates furnished to the other party or to its representatives would be used by such receiving party and their respective representatives solely for the purpose of considering, evaluating and negotiating a possible transaction between BSC and the Company and would be kept confidential except as provided in the Confidentiality Agreement. Additionally, both parties further agreed that, subject to certain exceptions, neither party would hire for employment any employee of the other party prior to April 14, 2008.

        Such summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(13) hereto and is incorporated herein by reference.

  Development and License Agreement

        On June 28, 2007, BSC, BSS and the Company entered into a Development and License Agreement (the "License Agreement") pursuant to which the Company is obligated to modify its existing console to run a cryoablation balloon catheter developed by BSC and license to BSC intellectual property to permit BSC to commercialize certain products. Under the terms of the License Agreement, BSS made an equity investment in the Company. The License Agreement provides for payments by BSC to the Company as consideration for the Company's performance of its development obligations and also provides for possible royalty payments by each party to the other party if certain elections are made. The Company conducts development activities under the License Agreement pursuant to a development plan that sets forth a description of items to be provided, including specifications and requirements. In conjunction with signing the License Agreement, the Company received an advance payment of $500,000 against the development milestones and an additional

$500,000 based on the completion of the first four milestones, may receive additional payments based upon the successful completion of the remaining development milestones, and will receive royalty payments if either the balloon product or the console being developed under the License Agreement are sold. On February 7, 2008, the Company agreed to a clarification letter to the License Agreement, clarifying certain milestones related to the original agreement, and clarifying when and under what circumstances the remaining additional payments would be made to the Company.

        As of April 15, 2008, the Company has completed the first four milestones of the License Agreement, and expects to complete the final milestones in the second quarter of 2008. No payments will be received related to these remaining milestones unless the Merger Agreement is terminated.

        Such summary and description of the License Agreement is qualified in its entirety by reference to the License Agreement, which is filed as Exhibit (e)(14) hereto and is incorporated herein by reference.

  Stock Purchase Agreement with BSS

        On June 28, 2007 and in connection with the License Agreement, the Company entered into a common stock purchase agreement with BSS ("Common Stock Purchase Agreement") pursuant to which the Company sold to BSS 368,188 shares of its Common Stock for a total of $2.5 million. The purchase price of each share of Common Stock sold was $6.79. Pursuant to the Common Stock Purchase Agreement, a second purchase of shares of Common Stock for an aggregate purchase price of $2.5 million will take place within ten business days after the date, if any, that certain milestones specified in the License Agreement are achieved. The purchase price of each share of Common Stock to be sold in the second closing will be determined at the time of such closing based on the greater of (a) $2.53 and (b) the product of (i) the average closing sales price of the Company's common stock on The Nasdaq Stock Market for the 60 consecutive trading days prior to the second closing and (ii) 1.25.

        As of April 15, 2008, BSS was not obligated to make a second purchase of shares of Common Stock under the Common Stock Purchase Agreement. As of April 15, 2008, BSS beneficially owns an aggregate of 368,188 shares of Common Stock.

        Such summary and description of the Common Stock Purchase Agreement is qualified in its entirety by reference to the Common Stock Purchase Agreement, which is filed as Exhibit (e)(15) hereto and is incorporated herein by reference.

  Registration Rights Agreement with BSS

        On June 28, 2007 and in connection with the Common Stock Purchase Agreement and the License Agreement, the Company entered into a registration rights agreement with BSS (the "Registration Rights Agreement") pursuant to which the Company agreed, subject to certain exceptions, to file to register for resale the shares of Common Stock sold in the initial closing under the Common Stock Purchase Agreement within 270 days of such closing. The agreement also obligates the Company to file to register for resale any shares of Common Stock sold in a second closing under the Common Stock Purchase Agreement, if such second closing occurs, within 135 days of such closing.

        Such summary and description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit (e)(16) hereto and is incorporated herein by reference.

  (c)    Arrangements among BSS, the Purchaser, and Certain Executive Officers and Directors of the Company.

        Concurrently with the execution of the Merger Agreement on April 15, 2008, BSS, Purchaser and certain of the Company's stockholders, including certain officers, directors and stockholders affiliated with such directors, and comprising approximately 43% of the outstanding shares of Common Stock of the Company, entered into a stockholders agreement (the "Stockholders Agreement"). The summary of the material provisions of the Stockholders Agreement contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Stockholders Agreement, which is filed as Exhibit (e)(17) hereto and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

Recommendation.

        The Board, at a meeting held on April 15, 2008, unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Transaction") are fair to and in the best interests of the Company's stockholders, approved and declared advisable the Merger Agreement and the Transaction and recommended that the Company's stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and adopt the Merger Agreement, if adoption by the Company's stockholders is required by applicable law in order to consummate the Merger.

  (i)    Background of Offer

        On June 5, 2007, Dr. Brennan, Mr. Tibbitts and Dr. Barold met with representatives of Company A regarding potentially entering into a distribution agreement for the Company's products. This was the Company's first meeting with Company A.

        On June 28, 2007, the Company entered into the License Agreement, the Common Stock Purchase Agreement and the Registration Rights Agreement.

        On July 11, July 12 and July 13, 2007, Dr. Brennan and Mr. Tibbitts held a series of meetings, meeting with five prospective investors, four research analysts and four investment bankers to review the Company's investor presentation and to discuss possible financing for the Company. Although there was a general interest in the Company's business plan and the opportunity presented for the treatment of atrial fibrillation, none of the meetings led to a term sheet for a potential financing.

        On July 17, 2007, Dr. Brennan and Mr. Tibbitts met with representatives of Company H to provide an overview of the Company's technology and clinical and regulatory status. This followed an informal meeting that Dr. Brennan held with the Chief Executive Officer of Company H at the Heart Rhythm Society meeting in May 2007 in Denver.

        On July 23, 2007, the Board, representatives of Lazard Freres & Co. LLC ("Lazard") and Company management met at the Board's regularly scheduled meeting to discuss possible financing and strategic alternatives.

        On August 1, 2007, Dr. Brennan and Mr. Tibbitts met with a representative of Company A to continue discussions regarding potentially entering into a distribution agreement for the Company's products.

        On August 1, 2007, Dr. Brennan and Mr. Tibbitts also met with representatives of Company B to discuss potentially entering into a distribution agreement for the Company's products. The Company's most recent contact with Company B prior to this meeting had been in September 2006.

        On August 13, 2007, Dr. Brennan and Mr. Tibbitts met with representatives of Company C as part of ongoing discussions in connection with a potential collaboration agreement. The discussion between the companies had been ongoing, on a sporadic basis, since 2004. Company C indicated that it had a potential interest in a collaboration agreement to develop a cryoballoon and distribute the Company's existing products, but stated that its decision to enter into a collaboration agreement would depend on the results of its due diligence of the Company's intellectual property.

        On August 16, 2007, BSC opted to base its console development program under the License Agreement on the Company's existing console.

        On August 16, 2007 the Company discussed with representatives of Lazard engaging Lazard as the Company's investment banker and separately, the Company began working on materials describing the Company's business for distribution to potential acquirors.

        On August 17, 2007, Dr. Brennan and Mr. Tibbitts met with David McGee, Vice President of Marketing for BSC, to discuss the Company's product line as part of discussions about a possible marketing and distribution agreement between the companies.

        On September 4, 2007, Dr. Brennan met with representatives of Company D to discuss the Company's business model and informed them that a formal process for the acquisition of the Company was being initiated.

        On September 6, 2007, Dr. Brennan presented at the Roth Capital Conference in New York City. In addition to presenting at the investor conference, while in New York, Dr. Brennan and Mr. Tibbitts met with 16 investment brokers, three prospective investors and four investment bank analysts between September 5 and September 7, 2007 to review the Company's investor presentation. Although there was a general interest in the Company's business plan and the opportunity presented for the treatment of atrial fibrillation, none of the meetings led to a term sheet for a potential financing.

        Beginning on September 10, 2007, representatives of Lazard contacted 14 potential acquirors on behalf of the Company. Ten companies, including BSC and Companies A, B and C, expressed interest in receiving additional information on the Company and received confidentiality agreements and materials describing the business and operations of the Company. The materials distributed to these parties did not contain any non-public information about the Company.

        On September 12, 2007, Dr. Barold met with representatives of Company D to discuss the Company's clinical and regulatory status.

        During September and October 2007, the Company signed confidentiality agreements that were deal-specific with BSC, Company A, Company C, Company D and Company E. Company B declined to participate in the diligence and bidding process, and discussions with Company E were initiated by Dr. Brennan.

        On September 20, 2007, Dr. Brennan and Mr. Tibbitts presented at the Maxim Group conference in New York City. In addition to presenting at the investor conference, between September 19 and September 21, 2007, Dr. Brennan and Mr. Tibbitts met with four prospective investors and two research analysts during this trip to discuss potential financing for the Company. Although there was a general interest in the Company's business plan and the opportunity presented for the treatment of atrial fibrillation, none of the meetings led to a term sheet for a potential financing.

        On September 21, 2007, Dr. Brennan met with the Chief Executive Officer of Company E to discuss a potential business combination of the two companies.

        On September 24, 2007, at a special meeting of the Board, the Board authorized the Company's management to formally engage Lazard to assist the Company with, and advise the Company on, a potential sale or merger, and certain financing or strategic alternative transactions involving the Company. The Company finalized the terms of Lazard's engagement and an engagement letter was executed on October 19, 2007.

        On October 4, 2007, the Chief Executive Officer of Company D met with Dr. Brennan and Mr. Tibbitts at the Company's San Diego facility to conduct diligence.

        On October 5, 2007, Dr. Brennan spoke with the Chief Executive Officer of Company F to discuss a potential business combination of the two companies. The Chief Executive Officer of Company F indicated that Company F was not interested in a business combination of the two companies.

        On October 8, 2007, Company D stated that it would not participate further in the diligence and bidding process.

        On October 11 and October 12, 2007, Dr. Brennan and Mr. Tibbitts held a series of meetings in New York and the mid-Atlantic region, meeting with 11 prospective investors to review the Company's investor presentation and to discuss possible financing for the Company. Several investors expressed a belief that cryoablation may be important due to the safety advantages, particularly in a hybrid treatment with radiofrequency energy. Several investors also expressed concern over cryoablation procedure times for atrial fibrillation ablation as well as true clinical results. The meetings did not lead to a term sheet for a potential financing.

        On October 15, 2007, CryoCath, Inc. ("CryoCath") filed a lawsuit against the Company alleging patent infringement.

        On October 16, 2007, Dr. Brennan spoke with the Chief Executive Officer of Company E, who indicated that Company E was not interested in further discussions relating to a business combination between the Company and Company E.

        On October 23, 2007, Dr. Brennan, Mr. Tibbitts and representatives of Baker & McKenzie, the Company's outside intellectual property counsel, discussed the CryoCath litigation with representatives of Company A.

        On October 24, 2007, Dr. Brennan and Mr. Tibbitts met with representatives of Company A at the Company's San Diego facility to conduct a facility tour and respond to diligence questions. Dr. Barold participated by telephone.

        On November 5, 2007, representatives of Company A had discussions with representatives of Baker & McKenzie in connection with their diligence of the Company's intellectual property.

        On November 6, 2007, Mr. Tibbitts presented at the CIBC Healthcare Conference in New York City. In addition to presenting at the investor conference, Mr. Tibbitts met with one investor and one research analyst, and the Company also sponsored a dinner for investment professionals to review the Company's investor presentation. The meetings did not lead to a term sheet for a potential financing.

        On November 6, 2007, Dr. Brennan met with the Chief Executive Officer of Company G to discuss a potential business combination between the companies. Because of the financial condition of Company G the parties did not proceed with discussions on a potential business combination.

        On November 7, 2007, Dr. Brennan, Mr. Tibbitts and representatives from Baker & McKenzie met with representatives of BSC, first at the offices of Baker & McKenzie and then at the Company's San Diego facility to conduct diligence on the Company's intellectual property, complete a facility tour and respond to diligence questions.

        On November 7, 2007, representatives of Company H that had originally been contacted on September 10, 2007, indicated that Company H would now be interested in participating in the diligence and bidding process, and a deal-specific confidentiality agreement was signed on November 13, 2007.

        On November 8, 2007, Mr. Tibbitts conducted a conference call with the Company's lenders under its senior debt facility to discuss the lawsuit filed by CryoCath.

        On November 14, 2007, representatives of Lazard distributed process letters to BSC, Company A and Company C that indicated that a formal bid for a business combination would need to be submitted on December 6, 2007, at which point the Company would determine the next steps for diligence and the remainder of the diligence and bidding process. Company B had previously declined to participate in the diligence and bidding process. Company H was informed that it was late to the diligence and bidding process and would need to conduct diligence on an expedited basis and inform the Company of its ability to participate further in the process by early December.

        On November 14, 2007, Dr. Brennan met with investment professionals at a lunch sponsored by the Company to review the Company's investor presentation. No term sheet for a potential financing resulted from the meeting.

        On November 15, 2007, Mr. Tibbitts and representatives from Baker & McKenzie conducted a conference call with the Company's lenders under its senior debt facility to discuss the lawsuit filed by CryoCath.

        On November 16, 2007, Dr. Brennan, Mr. Tibbitts and representatives from Baker & McKenzie met with representatives of Company C, first at the offices of Baker & McKenzie and then at the Company's San Diego facility to conduct diligence on intellectual property, complete a facility tour and respond to diligence questions.

        On November 20, 2007, Dr. Brennan and Mr. Tibbitts met with an external consultant retained by Company H in San Francisco to discuss the Company's clinical and development initiatives.

        On November 28, 2007, Dr. Brennan and Mr. Tibbitts presented at the Lazard Healthcare conference in New York City. In addition to presenting at the investor conference, between November 27 and November 29, 2007, Dr. Brennan and Mr. Tibbitts met with four investors and two research analysts during this trip to discuss potential financing for the Company. Although there was a general interest in the Company's business plan and the opportunity presented for the treatment of atrial fibrillation, none of the meetings led to a term sheet for a potential financing.

        On November 29, 2007, Company C indicated that it would not participate further in the diligence and bidding process.

        During the week of December 3, 2007, representatives of BSC and Company H separately contacted representatives of Lazard requesting additional time to submit a bid. As a result, the Company decided to permit each of these companies one additional week to submit a bid.

        On December 6, 2007, representatives of Lazard called representatives of Company A to ask if they would be submitting a bid per the instructions on the process letter previously distributed. Company A stated that it would not be submitting a bid at this time.

        On December 10, 2007, Dr. Brennan met with the Chief Executive Officer of Company H to review the Company's financial condition and planned revenues and expenses for 2008.

        On December 13, 2007, representatives of BSC notified representatives of Lazard that BSC would not submit a bid as part of the diligence and bidding process. Representatives of Company H communicated that Company H wanted to continue its diligence of the Company.

        On December 13, 2007, representatives of Lazard again spoke with representatives of Company A, who confirmed that Company A would not be further participating in the diligence and bidding process.

        On December 14, 2007, Dr. Brennan spoke with Joseph M. Fitzgerald, President of the Electrophysiology Division ("Mr. Fitzgerald"), of BSC regarding a significant expansion of the License Agreement between the companies and communicated the Company's interest in obtaining additional research funding as well as an equity or convertible debt investment.

        On December 15, 2007, Mr. Fitzgerald contacted Dr. Brennan and indicated that BSC was willing to consider making a convertible debt investment in the Company as well as providing the Company with milestone based research funding.

        On December 20, 2007, Dr. Brennan and Mr. Tibbitts met with representatives of Company C to discuss the proposed terms for a collaboration agreement between Company C and the Company. Dr. Brennan and Mr. Tibbitts emphasized the importance of rapidly concluding a collaboration, due to the Company's financial condition and its need to raise capital.

        On January 2, 2008, Dr. Brennan met with Wendelin Maners, Vice President, Strategy and Business Development of BSC ("Ms. Maners") and Mr. Fitzgerald of BSC to discuss a potential convertible debt investment by BSC in the Company.

        On January 8, 2008, Dr. Brennan and Mr. Tibbitts met with four investment banks, including Lazard, to discuss current market fundraising conditions, which were considered very difficult for small-capitalization technology companies.

        On January 8, 2008, Dr. Brennan and Mr. Tibbitts met with Ms. Maners and Jim Gilbert, Executive Vice President, Strategy and Business Development of BSC ("Mr. Gilbert"), to discuss an expansion of the License Agreement between the companies that would include BSC making an equity or convertible debt investment in the Company.

        On January 9, 2008, Dr. Brennan and Mr. Tibbitts met with the Chief Executive Officer and a senior executive from Company H to discuss the status of the bidding and diligence process and to allow Company H to conduct additional diligence on the Company.

        On January 17, 2008, Dr. Brennan and Mr. Tibbitts presented at the Stanford Group investor conference in Washington D.C. and conducted meetings with certain investors. No term sheet for a prospective financing resulted from the investor conference.

        On January 18, 2008, Dr. Brennan and Mr. Tibbitts met with research analysts from six investment banks during the Boston Atrial Fibrillation Conference to present the Company as an investment opportunity.

        On January 18, 2008, Dr. Brennan and the Chief Executive Officer of Company H met at the Boston Atrial Fibrillation Conference to discuss the status of the bidding and diligence process and a potential business combination of the companies.

        On January 20, 2008, Dr. Brennan and Mr. Tibbitts met at the Boston Atrial Fibrillation Conference with representatives of Company C regarding the proposed terms for a collaboration agreement between Company C and the Company. Dr. Brennan and Mr. Tibbitts again indicated the importance of rapidly concluding a collaboration, due to the Company's financial condition and need to raise capital.

        On January 23, 2008, Dr. Brennan and Mr. Tibbitts had a discussion with representatives of Lazard regarding current capital market conditions and the Company's need to raise capital, which were considered very difficult for small-capitalization technology companies.

        On January 29, Mr. Tibbitts spoke with representatives of the Company's lenders under its senior debt facility and provided information on the Company's current financial position, prospects for financing and the status of strategic discussions. At the time of the discussions, the Company had cash, cash equivalents and investments of $10.2 million and total debt outstanding under its senior debt facility of $6.0 million.

        On January 29, 2008, Mr. Tibbitts spoke with two investors who had previously held investments in the Company but subsequently had sold their investments. The investors expressed concern over the ongoing litigation with CryoCath and indicated they were not willing to participate in a future financing while the CryoCath litigation remained ongoing.

        On February 6 and 7, 2008, Dr. Brennan and Mr. Tibbitts, participated in a series of teleconference calls with representatives of Company C during which representatives of Company C indicated that Company C was interested in a collaboration agreement, but that the contemplated collaboration would only include an equity investment of not greater than $2 million and research funding that was milestone based of not greater than $5 million. The representatives of Company C indicated that it would be challenging for Company C to rapidly conclude a collaboration with the Company and expressed concern about how a collaboration might be structured based on the License Agreement.

        On February 7, 2008, the Company agreed to a clarification letter to the License Agreement, clarifying certain milestones related to the original agreement, and clarifying when and under what circumstances the remaining additional payments would be made to the Company.

        On February 8, 2008, the Board met to review the status of the bidding and diligence process for the Company's proposed sale, its collaboration discussions and its prospects for financing. Representatives of Lazard discussed the status of the diligence and bidding process for the Company's potential sale and perspectives regarding the state of the capital markets, which were considered difficult. The Board and the Company's management also discussed the Company's cash burn and possible means to reduce it, its senior debt facility and possible need to restructure it, its ongoing litigation with CryoCath, its financing prospects and its solvency. The Board directed the management team to present three different financial scenarios on how the Company might be restructured to conserve cash, and to present these at the next meeting of the Board.

        On February 8, 2008, following a series of telephone calls related to the License Agreement and the possibility of significantly expanding that agreement, Dr. Brennan spoke with Mr. Fitzgerald and suggested that BSC consider acquiring the Company as an alternative to expanding or otherwise renegotiating the License Agreement.

        On February 12, 2008, Mr. Kurt Wheeler, Chairman of the Board, contacted a member of the Board of Directors of Company E to discuss a possible business combination between the two companies. Both parties agreed it was in their mutual interest to discuss a business combination, and that the Chief Executive Officer of Company E would contact Dr. Brennan.

        On February 13, 2008, Dr. Jerry Griffin, a member of the Board spoke with a member of the Board of Directors of Company E to discuss a possible business combination between the two companies.

        On February 20, 2008, Mr. Tibbitts presented at the Roth Capital Conference in Laguna Niguel. He met with three prospective investors and one research analyst during the conference to discuss the state of the capital markets and the possibility of the investment firms participating in a financing. None of the firms offered follow-up meetings with the Company and one of the firms declined a follow-up meeting when Mr. Tibbitts visited New York City in March 2008.

        On February 22, 2008, Mr. Fitzgerald contacted Dr. Brennan and indicated that he had received internal approval to begin formal diligence on the Company in connection with a possible acquisition of the Company.

        On February 25, 2008, the Board met to review the three financial scenarios presented by the Company's management for restructuring the Company, as well as to review the status of the diligence and bidding process for the Company's proposed sale and the state of the capital markets, which were considered very difficult. The Board and the Company's management also discussed the Company's cash burn and possible means to reduce it, its senior debt facility and possible need to restructure it, its ongoing litigation with CryoCath, its financing prospects and its solvency. Mr. Tibbitts updated the Board on the expected date when the Company's cash position would be equal to or lower than its debt outstanding. Representatives of Cooley Godward Kronish LLP ("Cooley"), the Company's outside counsel, reviewed the fiduciary duties of the Board and discussed matters related to the possible insolvency of the Company.

        On February 25, 2008, Dr. Brennan spoke with the Chief Executive Officer of Company H to determine if a business combination with Company H might be possible. The Chief Executive Officer of Company H indicated that, due to Company's H's own financing needs and the difficult capital markets, it was unlikely that Company H could complete a business combination with the Company.

        On February 28, 2008, Dr. Brennan and the Chief Executive Officer of Company E agreed to meet on March 19, 2008.

        On February 29, 2008, Mr. Tibbitts spoke with representatives of the Company's lenders under its senior debt facility, and provided information on the Company's current financial position, prospects for financing and the status of strategic discussions. At the time of the discussion, the Company had cash, cash equivalents and investments of $9.0 million and total debt outstanding under its senior debt facility of $5.8 million.

        On March 7, 2008, Mr. Fitzgerald contacted Dr. Brennan and indicated that BSC was interested in acquiring the Company at a valuation of $1.35 per share of Common Stock.

        On March 12, 2008, representatives of Lazard spoke with Mr. Fitzgerald and Mr. Gilbert to discuss the offer and increasing the price per share offered. Mr. Gilbert indicated that BSC was not willing to offer additional consideration and stated that the offer reflected BSC's view of the inherent value of the Company.

        On March 13, 2008, Dr. Brennan and Mr. Tibbitts discussed with representatives of Lazard the current state of capital market conditions for small capitalization medical device companies and the Company's need to raise capital.

        On March 19, 2008, Dr. Brennan and Mr. Wheeler met with the Chief Executive Officer of Company E and a member of Company E's Board of Directors. The parties agreed to continue discussions about a business combination of the companies and discussed valuation ranges both based upon relative current market prices and relative historical market prices.

        On March 20, 2008, Mr. Tibbitts spoke with representatives of the Company's lenders under its senior debt facility, and provided information on the Company's current financial position, prospects for financing and the status of strategic discussions. The representatives of the lenders expressed concern about the Company's cash position and asked for additional information on the Company's current cash burn rate and when the Company expected to complete a financing or strategic transaction. At the time of the discussion, the Company had cash, cash equivalents and investments of $8.0 million and total debt outstanding under its senior debt facility of $5.7 million.

        On March 20, 2008, the Board met to discuss the status of discussions with BSC and Company E, as well as the Company's financing prospects and potential financing alternatives. The Board and the Company's management discussed the Company's current cash position and existing debt obligations, and presented an analysis of when the Company cash position would be equal to or lower than its debt outstanding. Based on the Company's projected cash flows, the Company cash and investments balance was assumed to fall below the level of debt outstanding under the Company's senior debt facility in either May or June 2008. The Board and the Company's management discussed the possible timing of the Company's lenders under its senior debt facility calling the principal balance due and sweeping the cash from the Company's cash accounts. Mr. Tibbitts also presented a liquidation analysis of the

Company. The Board instructed the Company's management to contact BSC and continue the sale discussions.

        On March 20, 2008, Dr. Brennan called Mr. Fitzgerald and indicated that the Company wanted to continue acquisition discussions with BSC and told Mr. Fitzgerald that representatives of Lazard would contact Mr. Gilbert to discuss valuation matters.

        On March 25, 2008, representatives of Lazard spoke with Mr. Gilbert to discuss BSC's offer and increasing the offered price per share. Mr. Gilbert indicated that BSC was not willing to offer additional consideration.

        On March 25 and 26, 2008, Dr. Brennan and Mr. Tibbitts met a number of investors and investment firms to discuss a possible financing of the Company. The investors declined to conduct diligence on the Company and indicated that they were not interested in participating in a financing.

        On March 26, 2008, Dr. Brennan and Mr. Tibbitts met with representatives of Lazard to discuss a possible financing of the Company. Representatives of Lazard agreed to arrange introductions for Dr. Brennan and Mr. Tibbitts to potential investors.

        On March 26, 2008, Dr. Brennan called the Chief Executive Officer of Company E to communicate the need for Company E to respond to the Company's proposal of a possible business combination between the companies and the Chief Executive Officer of Company E indicated that he would attempt to provide a response the following day.

        On March 26, 2008, BSC provided the Company with an acquisition term sheet, which contained terms which had been discussed periodically over the previous 30 days. The term sheet proposed the acquisition of the Company by BSC in a cash tender offer and included an offer price of $1.35 per share of Common Stock.

        On March 27, 2008, representatives of Lazard contacted the financial advisors of Company E to discuss a potential business combination. Representatives of Lazard highlighted the need for Company E to provide a formal proposal as quickly as possible. Company E's financial advisors suggested that Company E was only interested in acquiring the intellectual property of the Company.

        On March 29, 2008, the Board met to discuss the possible transactions with BSC and Company E and Dr. Brennan and Mr. Tibbitts reviewed the responses received from investors based on meetings earlier in the week and the Company's financing prospects, which were considered challenging. Mr. Tibbitts reviewed the financial condition of Company E and the Board discussed the financial implications of a business combination with Company E. Representatives of Lazard described the status of discussions with both BSC and Company E and indicated that both companies were interested primarily in the intellectual property of the Company. The Board directed management to continue discussions with both BSC and Company E and to continue to pursue a financing at the same time.

        On March 31, 2008, Mr. Tibbitts spoke with representatives of Company C to see if Company C's interest in a collaboration or acquisition had changed. Company C indicated that nothing had changed since the last discussion between the companies on February 7, 2008.

        On March 31, 2008, Dr. Brennan spoke with the Chief Executive Officer of Company H to see if Company H's interest in a business combination had changed. The Chief Executive Officer of Company H indicated that Company H was interested in a business combination, but that he did not believe it was possible for Company H to complete a business combination, based upon Company H's valuation and its own financing needs.

        On April 1, 2008, representatives of Lazard spoke with Mr. Gilbert to discuss BSC's offer and to attempt to increase the price per share offered. Mr. Gilbert indicated that BSC was not willing to offer additional consideration.

        On April 2, 2008, Mr. Tibbitts spoke with representatives of the investment bank representing Company E, and discussed the Company's financial position, including its existing liabilities.

        On April 2, 2008, BSC provided an initial draft of the Merger Agreement to the Company.

        On April 3, 2008, Dr. Brennan spoke with the Chief Executive Officer of Company H to see if Company H's interest in a business combination had changed. The Chief Executive Officer of Company H indicated that he did not believe it was possible for Company H to complete a business combination, based upon its valuation and its own financing needs.

        On April 3, 2008, the Company entered into an engagement letter with Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey").

        On April 4, 2008, Mr. Tibbitts spoke with representatives of the Company's lenders under its senior debt facility, and provided information on the Company's current financial position, prospects for financing and the status of strategic discussions. The representatives of the Company's lenders expressed concern about the Company's cash position and were supportive of the Company completing a transaction with BSC, but not with Company E. At the time of the discussion, the Company had cash, cash equivalents and investments of $7.2 million and total bank debt of $5.6 million.

        On April 4, 2008, Company E provided a non-binding term sheet to the Company which summarized the expected terms of a strategic transaction involving the companies. The proposed structure of the transaction required the Company's larger stockholders to exchange their Common Stock for Company E stock in a private exchange, to be immediately followed by a merger in which the Company's other stockholders would receive cash for their shares. The price per share of Common Stock was expected to reflect a discount to the Company's market price, and one of the proposed closing conditions required the Company to provide evidence that all performance obligations under the License Agreement had been fulfilled and accepted by BSC in a manner satisfactory to Company E.

        On April 6, 2008, Dr. Brennan spoke with the Chief Executive Officer of Company H to see if Company H's interest in a business combination had changed. The Chief Executive Officer of Company H indicated that he did not believe it was possible for Company H to complete a business combination, based upon its valuation and its own financing needs.

        On April 7 and 8, 2008, Dr. Brennan and Mr. Tibbitts had discussions with several potential investors identified by Lazard. The potential investors expressed concern over several aspects of the Company's business, including the Company's ongoing litigation with CryoCath, and indicated that they would need to conduct significant diligence in order to proceed with a possible financing.

        On April 8, 2008, the Board met to review the status of discussions with BSC and Company E, as well as to discuss the Company's financing prospects. The Board and the Company's management discussed Company E's financial condition and whether Company E had the financial and other resources necessary to in fact complete the strategic transaction outlined in its term sheet submitted on April 4, 2008. The Board and the Company's management also discussed other features and potential risks involved with each of the BSC and Company E transactions, including that the Company E transaction would take an additional estimated 60 to 90 days to complete and would be expected to be more expensive to complete than a transaction with BSC. Mr. Tibbitts updated the Board on his recent discussions with the Company's lenders under its senior debt facility, and communicated their concern over the cash position of the Company. The Board and the Company's management discussed the possible timing of the Company's lenders under its senior debt facility calling the principal balance due and sweeping the cash from the Company's cash accounts. The Board instructed the Company's management to continue discussions with both BSC and Company E and to obtain a specific price per share amount from Company E for the Company E transaction.

        On April 8, 2008, Cooley delivered preliminary written comments on the draft Merger Agreement, principally seeking enhanced certainty that BSC would be required to consummate the transaction and to provide the Board with greater flexibility to exercise its fiduciary duties and consider unsolicited competing proposals for the acquisition of the Company.

        On April 9, 2008, Mr. Tibbitts and representatives of Lazard had a conference call with representatives of the investment banking firm representing Company E. The representatives of Company E indicated that they would provide, on behalf of Company E, a specific price per share for the Company E transaction the next day, following a meeting of the Board of Directors for Company E.

        On April 9, 2008, representatives of Lazard spoke to Mr. Gilbert to seek a higher price per share from BSC. Mr. Gilbert indicated that BSC was not willing to offer additional consideration.

        On April 9, 2008, Bingham McCutchen LLP ("Bingham"), outside counsel to BSC, and Cooley discussed Cooley's requested modifications to the draft Merger Agreement.

        On April 10, 2008, Bingham provided a revised version of the merger agreement to the Company and Cooley.

        On April 10, 2008, representatives of Lazard spoke with the investment banking firm representing Company E and received a verbal offer from Company E to purchase the Company's assets for $10 million, which proceeds would be used by the Company for its liquidation, rather than the transaction, which would have resulted in the acquisition of the Company by Company E in its entirety, proposed in the term sheet submitted by Company E on April 4, 2008.

        From April 10, 2008 through April 15, 2008, representatives of Bingham and Cooley, in consultation with representatives of BSC and representatives of the Company, discussed further changes to the draft Merger Agreement and the terms of the draft Stockholder Agreement.

        On April 15, 2008, the Board held a special telephonic meeting. Representatives of senior management of the Company, together with representatives of Lazard, representatives of Houlihan Lokey and representatives of Cooley, participated in the meeting. At this meeting, representatives of Cooley discussed with the Board the key terms of the proposed Merger Agreement. Among other things, the Board reviewed the implied premium (discount) of $1.35 in cash per share (the "Consideration") versus the average closing price of Common Stock over select trading periods prior to April 15, 2008. Representatives of Lazard discussed with the Board recent discussions with Company E and BSC. Representatives of Houlihan Lokey reviewed with the Board its financial analysis of the Consideration to be received by the holders of shares of Common Stock in the Offer and the Merger, and Houlihan Lokey rendered its opinion to the Board, to the effect that, as of April 15, 2008 and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey, the Consideration to be received by the holders of shares of Common Stock (other than BSS and its affiliates) in the Offer and Merger, taken together, was fair to such holders, from a financial point of view. There was an extended discussion among the participants in the meeting. Following the discussion, the Board, by unanimous vote, approved the Merger Agreement with BSS and the Purchaser and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The Board determined that the terms of the Offer and the Merger were fair to, and in the best interests of, the Company's stockholders, recommended that the stockholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, determined that the Merger Agreement was advisable and recommended that the stockholders of the Company adopt the Merger Agreement. Later in the day, after continued negotiations between representatives of the Company and BSC, the Company, Purchaser and BSS executed the Merger Agreement. In addition, certain of the Company's stockholders, including certain officers, directors and stockholders affiliated with such directors, and comprising approximately 43% of the outstanding shares of Common Stock, entered into a

Stockholders Agreement with BSS and Purchaser, whereby such stockholders agreed to tender and not to withdraw the shares of Common Stock held by them in the Offer and to vote such shares in a manner favorable to the Offer and the Merger. The Stockholders Agreement terminates upon any termination of the Merger Agreement.

        On April 16, 2008, the Company and BSC issued a joint press release announcing the transaction.

  (ii)    Reasons for Recommendation

        In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company's stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and adopt the Merger Agreement, if adoption by the Company's stockholders is required by applicable law in order to consummate the Merger, the Board consulted with the Company's senior management, legal counsel and financial advisors and considered a number of factors, including the following:

  •
  the Board's knowledge of and familiarity with the Company's business, financial condition and results of operations, as well as its financial plan, prospects and competitive position if it were to remain as a stand-alone entity, and its belief that the Offer and the Merger are more favorable to the Company's stockholders than any other strategic alternative reasonably available to the Company, including remaining as a stand-alone entity;

  •
  the challenges facing the Company, as well as the uncertainties surrounding the Company's ability to execute successfully on its business plans, including, among others: the Company's need for substantial additional funding to continue its operations and to enable it to achieve significant milestones under its business plan, and the Company's prospects for raising such capital on reasonable terms; the Company's ability to continue as a going concern in light of its financing prospects; the risks, expenses and anticipated time associated with resolving the Company's litigation with CryoCath, including the risk that the Company may not be able to successfully defend against claims by CryoCath that the Company infringes patents held by CryoCath or otherwise prevail in such litigation; the Company's ability to successfully commercialize its cryoblator catheter for the treatment of right atrial flutter in the United States; the Company's ability to achieve its clinical and regulatory goals for the use of its cryoblator catheter for the treatment of atrial fibrillation, including whether the Company would receive FDA approval for treatment of atrial fibrillation and, if so, the timing for such approval; and the limited coverage of the Company's Common Stock by Wall Street research analysts;

  •
  the fact that the Offer and the Merger were arrived at after a competitive process conducted by the Company (with the assistance of its advisors) to evaluate its strategic alternatives, during which: (i) a total of 13 prospective buyers (in addition to BSC) were contacted; and (ii) of these prospective buyers, other than the BSC offer, only one prospective buyer submitted a verbal bid to purchase only the Company's assets for ten million dollars, and did not submit an offer to purchase the Company;

  •
  the decrease in the Company's stock price in the days leading up to the execution of the Merger Agreement, the potential risks of a further deterioration of the Company's stock price and the consequent risk that future acquisition proposals, if any, may be on terms significantly less favorable to the Company and its stockholders;

  •
  the challenges associated with the Company being able to maintain its continued listing on The Nasdaq Global Market;

  •
  the estimation of the Company and the Board that, based on the Company's existing cash on hand, anticipated collection of receivables from BSC pursuant to the License Agreement and anticipated cash burn rate, the Company, absent new financing, was projected to run out of cash in September 2008;

  •
  the possibility that the Company's lenders would apply a cash sweep as early as May 2008, regardless of the timing of collection of the Company's receivable from BSC, based on (i) the Company's cash reserves and prospects for obtaining additional financing, which the Company believed could result in the Company's lenders invoking the covenant against the occurrence of a Material Adverse Change in the Company's debt agreement and applying a cash sweep to the Company's cash reserves if the debt balance exceeds the cash balance; and (ii) the Company's cash burn projections, and the fact that if the cash sweep were to be applied, the Company would have inadequate cash on hand to sustain operations;

  •
  the possibility that absent the transaction with BSC, the Company could ultimately end up with no alternative other than to liquidate or to seek protection under U.S. bankruptcy laws, and that, upon such liquidation or bankruptcy of the Company, the holders of the Company's Common Stock would likely receive a recovery that would be materially less than $1.35 per share;

  •
  the financial analysis reviewed by Houlihan Lokey with the Board and the opinion to the Board with respect to the fairness, from a financial point of view, of the Consideration to be received by the holders of the shares of Common Stock (other than BSS and its affiliates) in the Offer and the Merger, taken together, as of April 15, 2008 and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. See "Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc."

  •
  the Board's belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and were the product of arms' length negotiations between the Company and its advisors and BSC and its advisors and compare favorably with those in similar acquisition transactions considering the Company's financial condition;

  •
  the fact that BSS' and the Purchaser's obligations under the Offer are not subject to any financing condition;

  •
  the fact that Purchaser will be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer;

  •
  the fact that the Merger Agreement provides for a prompt tender offer of the Offer Price for all the Company's Common Stock, to be followed by the Merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in a relatively short period;

  •
  the fact that, subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement in order to approve a transaction proposed by a third party that is a superior proposal upon the payment to BSS of a termination fee equal to $700,000, which the Board believes is reasonable, compared to termination fees in transactions of a similar size, and would not materially deter competing bids;

  •
  the fact that the Board, in the exercise of its fiduciary duties, would be permitted, in accordance with the terms of the Merger Agreement, to authorize the Company to provide information to and engage in negotiations with a third party following the receipt of an alternative acquisition proposal if the Board determines in good faith, after consultation with its legal counsel, that the failure to take such action would create a material risk of breach by the Board of its fiduciary duties to the Company's stockholders under applicable law and that such acquisition proposal could reasonably lead to a superior proposal; and

  •
  the availability of appraisal rights to holders of the Common Stock who comply with all of the required procedures under Delaware law.

        The Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

  •
  the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company's directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs, and the perception of the Company's continuing business could potentially result in a loss of customers, business partners and employees;

  •
  the possibility that the Company may not be able to satisfy certain conditions to the closing of the Offer, including the minimum cash balance condition and other conditions the satisfaction of which depend upon the performance or cooperation of third parties;

  •
  the fact that the Merger Agreement requires the Company to reduce its workforce, including its sales force, prior to the closing of the Offer, and that, as a result of the reduction in workforce, in the event that the Offer and the Merger are not consummated, the Company may not have sufficient employees to execute its business plan;

  •
  the fact that an all cash transaction will be taxable to the Company's stockholders for U.S. federal income tax purposes;

  •
  the fact that the nature of the Offer and the Merger as a cash transaction means that the Company's stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

  •
  the fact that the Merger Agreement contains contractual restrictions on the conduct of the Company's business prior to the completion of the transaction contemplated by the Merger Agreement, which may limit the Company's ability to pursue business opportunities that it would otherwise pursue; and

  •
  the fact that the Company could be required to pay a termination fee of $700,000 in connection with the termination of the Merger Agreement under specified circumstances involving competing transactions or a change in the recommendation of the Board with respect to the transactions contemplated by the Merger Agreement.

        The Board believed that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweighed the risks of the Offer and the Merger.

        The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Board were aware of the interests of executive officers and directors of the Company as described under "Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company" in Item 3 above.

  (iii)    Liquidation Analysis

        In connection with the evaluation of the Transaction, the Board reviewed a liquidation analysis prepared by the Company's management. The liquidation analysis was originally prepared as of March 20, 2008, and updated as of April 10, 2008, and arrived at its conclusions by using various assumptions, including the following:

  •
  the inventory and fixed assets could be liquidated at a price equal to 10% of the Company's cost basis, or a 10% recovery rate, because of the Company's belief that its inventory could not be effectively sold into the marketplace by a third party due to the specialized nature of the assets, and their connection to the manufacturing and marketing of the Company's product. The value attributable to the fixed assets was because the Company's fixed assets consist mostly of computers and software and very specific manufacturing and engineering laboratory equipment, neither of which were expected to have much value to third parties in the marketplace;

  •
  the value of the Company's intellectual property was estimated to be $10 million based on Company E's verbal offer to purchase the Company's intellectual property assets for $10 million; and

  •
  the Company would incur $1.5 million in shut-down costs related to the liquidation.

        The liquidation analysis concluded that the estimated liquidated value per share of Common Stock, calculated by dividing the net assets estimated by the Company's management upon a liquidation of the Company by the number of outstanding shares of Common Stock on a fully diluted basis, was approximately $0.70.

        The liquidation analysis described above was prepared for the specific purposes described above and not with a view to dissemination to the public. The liquidation analysis does not reflect changes in the Company's business resulting from events which have occurred since the liquidation analysis was prepared. The liquidation analysis is included in this Schedule 14D-9 because it was furnished to the Board and to Houlihan Lokey. The Company's independent accountants do not express an opinion or any other form of assurance with respect thereto.

        The liquidation analysis was based upon numerous assumptions made by the Company's management. These assumptions include judgments, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control.

        The Company does not undertake and does not intend to make publicly available any update or revisions to the liquidation analysis to reflect circumstances after the date of its preparation.

  (iv)    Intent to Tender

        To the Company's knowledge after reasonable inquiry, all of the Company's executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all shares of Common Stock held of record or beneficially by such persons immediately prior to the expiration of the Offer, as it may be extended (other than shares of Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

  (v)    Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

        On April 15, 2008, Houlihan Lokey rendered an opinion to the Board to the effect that, as of the date thereof and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the Consideration to be received by the holders of shares of Common Stock (other than BSS and its affiliates) in the Offer and the Merger, which are collectively referred to in this section as the "Transaction", was fair to such holders from a financial point of view.

        Houlihan Lokey's opinion was directed to the Board and only addressed the fairness from a financial point of view of the Consideration to be received by the holders of shares of Common Stock (other than BSS and its affiliates) in the Transaction and does not address any other aspect or implication of the Transaction. The summary of Houlihan Lokey's opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex II to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. The Company encourages its stockholders to carefully read the full text of Houlihan Lokey's written opinion. However, neither Houlihan Lokey's opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute advice or a recommendation to the Board or any stockholder as to whether such stockholder should tender shares of Common Stock in the Offer or how to act or vote with respect to the Transaction or related matters.

        In arriving at its opinion, among other things, Houlihan Lokey:

  •
  reviewed the draft dated April 15, 2008 of the Merger Agreement;

  •
  reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

  •
  reviewed certain information relating to the current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including (a) financial projections prepared by the management of the Company relating to the Company's monthly cash flow forecast for 2008 (the "Cash Flow Projections") and (b) a liquidation analysis prepared by management of the Company and summarized under the caption "The Solicitation or Recommendation—Liquidation Analysis" (the "Liquidation Analysis");

  •
  spoke with certain members of the management of the Company and certain of its representatives and advisers regarding the business operations, financial condition and prospects of the Company, the Transaction and related matters, including management's views of the operational and financial risks and uncertainties attendant with not pursuing the Transaction;

  •
  reviewed the current and historical market prices and trading volume for the Company's publicly traded securities;

  •
  reviewed a certificate addressed to Houlihan Lokey from senior management of the Company; and

  •
  conducted other financial studies, analyses and inquiries and considered other information and factors as Houlihan Lokey deemed appropriate.

        Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the Cash Flow Projections and Liquidation Analysis reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management as to the future financial results and condition of the Company, and Houlihan Lokey expressed no opinion with respect to such projections, analysis or the assumptions on which they were based. Houlihan Lokey noted that such Cash Flow Projections and Liquidation Analysis are subject to significant uncertainty, particularly in light of the Company's recent financial performance, current financial condition, current and prospective access to capital, current and prospective liquidity and unfavorable future prospects. In this regard, the Company advised Houlihan Lokey, and Houlihan Lokey relied upon and assumed, that the Company did not believe that it was able to obtain financing in an amount, on terms and within a timeframe acceptable to the Company that would allow the Company to continue as a going concern and that, therefore, absent the Transaction as contemplated by the Merger Agreement, the Company believed that it would have no alternative other than to liquidate or to seek protection under U.S. bankruptcy laws, and that upon any such liquidation of the Company, the holders of shares of Common Stock would likely receive a recovery that is materially less on a per-share basis than the $1.35 per share of Common Stock in cash to be received by the holders of shares of Common Stock pursuant to the Transaction. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the date of the most recent financial statements provided to Houlihan Lokey, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

        Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that were referred to therein were true and correct, (b) each party to all such agreements and other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction would be satisfied without waiver thereof, and (d) the Transaction would be consummated in accordance with the terms described in the agreements and documents provided to Houlihan Lokey, without any amendments or modifications thereto. Houlihan Lokey also relied upon and assumed, without independent verification, that (i) the Transaction would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction would be obtained. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement identified in its opinion would not differ in any material respect from the most recent draft of said document reviewed by Houlihan Lokey.

        Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey was, however, provided a copy of the Liquidation Analysis, and Houlihan Lokey relied upon and assumed, without independent verification, that the assumptions, estimates and conclusions contained therein accurately reflected the outcome in the event of an orderly liquidation of the Company. Houlihan Lokey's opinion stated that if the assumptions, estimates, and conclusions set forth in said analysis were not accurate, the conclusions set forth in Houlihan Lokey's opinion could be materially affected. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or asset. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may have been a party or was or may have been subject.

        Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company, or any alternatives to the Transaction, including any financing opportunities that may have been available to the Company, (b) negotiate the terms of the Transaction, or (c) advise the Board or any other party with respect to alternatives to the Transaction. In reaching the conclusions in its opinion, Houlihan Lokey considered its discussions with Company management and its financial advisors as to the Company's unsuccessful recent efforts to solicit interest from third parties with respect to any alternatives to the Transaction, or to raise additional capital. Houlihan Lokey's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey had not undertaken, and was under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date of its opinion.

        Houlihan Lokey's opinion was furnished for the use and benefit of the Board in connection with its consideration of the Transaction and was not intended to, and did not, confer any rights or remedies upon any other person, and was not intended to be used, and may not be used, by any other person or for any other purpose, without Houlihan Lokey's prior written consent or except as otherwise set forth in the engagement letter between Houlihan Lokey and the Company. Houlihan Lokey's opinion should not be construed as creating any fiduciary duty on Houlihan Lokey's part to any party. Houlihan Lokey's opinion was not intended to be, and did not constitute, a recommendation to the Board, any security holder or any other person as to how to act or vote or tender their shares of Common Stock or make any election with respect to any matter relating to the Transaction.

        Houlihan Lokey was not requested to opine as to, and Houlihan Lokey's opinion did not express an opinion as to or otherwise address: (i) the underlying business decision of the Company or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise (other than the Consideration of $1.35 per share of Common Stock in cash to be received by holders of shares of Common Stock pursuant to the Transaction, to the extent expressly specified in Houlihan Lokey's opinion), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except as set forth in Houlihan Lokey's opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company's or any other party's security holders vis-à-vis any other class or group of the Company's or such other party's security holders (including without limitation the allocation of any consideration amongst or within such classes or groups of security holders), (vi) whether or not the Company, its security holders or any other party was receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount or nature of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration of $1.35 per share of Common Stock in cash to be received by holders of shares of Common Stock pursuant to the Transaction or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the Company's consent, on the assessment by the Company and its advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction.

        In preparing its opinion to the Board, Houlihan Lokey performed and considered a variety of analyses, including those described below. The summary of Houlihan Lokey's analyses is not a complete description of the analyses underlying Houlihan Lokey's opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey's analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

        In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey's analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the Company. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey's analyses are inherently subject to substantial uncertainty.

        Houlihan Lokey's opinion was provided to the Board in connection with its consideration of the Transaction and was only one of many factors considered by the Board in evaluating the Transaction. Neither Houlihan Lokey's opinion nor its analyses were determinative of the Consideration to be received by the holders of shares of Common Stock in the Transaction or of the views of the Board or management with respect to the Transaction or the Consideration. The type and amount of consideration payable in the Transaction were determined through negotiation between the Company and BSS, and the decision to enter into the Transaction was solely that of the Board.

        The following is a summary of the material analyses performed by Houlihan Lokey and reviewed by Houlihan Lokey with the Board in connection with Houlihan Lokey's opinion rendered on April 15, 2008.

  Overview

        The Company's management advised Houlihan Lokey that it did not have reliable long-term projections reflecting its ability to continue to operate as a going concern; accordingly, Houlihan Lokey did not perform a discounted cash analysis. In addition, because of the Company's severe liquidity issues, as reflected by the Cash Flow Projections, Houlihan Lokey did not perform a comparable company or comparable transaction analysis, as those analyses were not deemed relevant.

  Liquidation Analysis

        Houlihan Lokey reviewed and considered the Liquidation Analysis prepared by management of the Company and noted that the estimated liquidation value per share of Common Stock, calculated by dividing the net assets estimated by the Company's management upon a liquidation of the Company by the number of outstanding shares of Common Stock on a fully diluted basis, of approximately $0.70 per share of Common Stock, was less than the Consideration of $1.35 per share of Common Stock to be received by the holders of shares of Common Stock (other than BSS and its affiliates) in the Transaction. Houlihan Lokey also performed a sensitivity analysis of the Liquidation Analysis, which assumed that (i) the Company's inventory and fixed assets could be liquidated in an amount ranging from ten percent (10%) to fifty percent (50%) of the Company's cost basis (rather than the ten percent (10%) of the Company's cost basis reflected in the Liquidation Analysis), and the Company's intellectual property could be liquidated in an amount ranging from one hundred percent (100%) to one hundred fifteen percent (115%) of the amount reflected in an indication of interest for such intellectual property received by the Company from a third party (rather than one hundred percent (100%) of such indicative amount reflected in the Liquidation Analysis). Houlihan Lokey noted that the estimated liquidation value per share of Common Stock, calculated by dividing the net assets estimated by the Company's management, subject to the sensitivity analysis described in the preceding sentence, upon a liquidation of the Company by the number of outstanding shares of Common Stock on a fully diluted basis, of approximately $0.70 to $0.86 per share of Common Stock, was also less than the Consideration of $1.35 per share of Common Stock to be received by the holders of shares of Common Stock (other than BSS and its affiliates) in the Transaction.

  Other Matters

        Houlihan Lokey was engaged by the Company to provide an opinion to the Board regarding the fairness from a financial point of view of the Consideration to be received by the holders of shares of Common Stock (other than BSS and its affiliates) in the Transaction. The Company engaged Houlihan Lokey based on Houlihan Lokey's experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Pursuant to the engagement letter, the Company has agreed to pay Houlihan Lokey a customary fee for its services, a portion of which became payable upon the execution of Houlihan Lokey's engagement letter and the balance of which became payable upon the delivery of Houlihan Lokey's opinion, regardless of the conclusion reached therein. No portion of Houlihan Lokey's fee is contingent upon the successful completion of the Transaction. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey's engagement.

        In the ordinary course of business, certain of Houlihan Lokey's affiliates, as well as investment funds in which Houlihan Lokey may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, BSC, BSS or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

        Houlihan Lokey and its affiliates may provide investment banking, financial advisory and other financial services to the Company, BSC, BSS, other participants in the Transaction and their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

  Lazard Freres & Co. LLC

        Pursuant to an engagement letter dated October 19, 2007, as amended on April 9, 2008, the Company engaged Lazard to act as its exclusive investment banker in connection with a potential sale or merger and certain financing or strategic alternative transactions involving the Company. Pursuant to the terms of this engagement letter, the Company agreed to pay Lazard a customary transaction fee, all of which is payable upon consummation of the transaction. In addition, the Company has agreed to reimburse Lazard for its reasonable expenses, including attorneys' fees and disbursements, and to indemnify Lazard and related persons against various liabilities, including certain liabilities under the federal securities law, relating to, or arising out of, its engagement. The Board selected Lazard as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in mergers and acquisitions transactions.

  Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

        For a description of the terms of Houlihan Lokey's engagement by the Company, see Item 4 "The Solicitation and Recommendation—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc."

Item 6.    Interest in Securities of the Subject Company.

        No transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, except for the following:

  •
  on April 8, 2008, Dr. Brennan was issued 300,000 shares of restricted stock awards in exchange for the cancellation of certain stock options held by Dr. Brennan covering 375,000 shares of Common Stock under the Company's 2005 Equity Incentive Plan; and

  •
  on April 8, 2008, Mr. Tibbitts was issued 100,000 shares of restricted stock awards in exchange for the cancellation of certain stock options held by Mr. Tibbitts covering 100,000 shares of Common Stock under the Company's 2005 Equity Incentive Plan;

        The Board exchanged the above stock options and issued the above restricted stock awards as a retention mechanism to attempt to help ensure that Dr. Brennan and Mr. Tibbitts remain employed with the Company. One-fourth of the shares subject to the above restricted stock awards vest on the first anniversary of the date of grant and one-sixteenth of such shares vest quarterly thereafter over the following three years. The vesting of such shares will accelerate in full immediately prior to the Effective Time.

        During the past 60 days prior to the date of this Schedule 14D-9, no options were granted to any executive officer, director, affiliate or subsidiary of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        (a)   Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

        (b)   Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        (c)   Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

  Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders and is incorporated herein by reference.

  Top-Up Option

        Pursuant to the terms of the Merger Agreement, the Company granted to BSS and Purchaser an irrevocable option (the "Top-Up Option"), exercisable subject to and upon the terms and conditions set forth in the Merger Agreement, to purchase directly from the Company, at a price per share equal to the Offer Price, that number of shares of Common Stock (the "Top-Up Option Company Shares") equal to the lesser of: (x) the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by BSS and Purchaser at the time of such exercise, constitutes 91% of the Common Stock then outstanding (after giving effect to the issuance of the Top-Up Option Company Shares) and (y) the aggregate number of shares of Common Stock the Company is authorized to issue under its Amended and Restated Certificate of Incorporation but that are not issued or outstanding (or are not subscribed for or otherwise committed to be issued). Provided that no legal requirement prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Option Company Shares in respect thereof, the Top-Up Option can be exercised, in whole or in part, by BSS or Purchaser at any time at or after the Acceptance Time, in its sole discretion. The Top-Up Option is exercisable for cash, a promissory note or a combination thereof.

  Conditions to the Offer

        The information set forth in Sections 13 and 15 of the Offer to Purchase is incorporated in this Statement by reference.

  Vote Required to Approve the Merger and DGCL Section 253

        The Board has approved the Offer, the Top-Up Option, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company's stockholders (a "Short-Form Merger"). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

  State Takeover Laws

        The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the board of directors of such corporation prior to such date. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

  Appraisal Rights

        The Company's stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the effective time of the Merger (a "Remaining Stockholder") who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the "fair value" of such holder's Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

        The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

        Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company's stockholders or pursuant to written consent of the Company's stockholders (a "Long-Form Merger") or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the "Notice of Merger") to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company's stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time and otherwise comply with the provisions of Section 262 of the DGCL.

        In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

        A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

        Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: CryoCor, Inc. 9717 Pacific Heights Boulevard, San Diego, California 92121. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

        In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

        Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

        Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. The Company expects that BSS would cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the "fair value" of the Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

        Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

        At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder's rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands BSS has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 29, 2008.(1)(2)
(a)(1)(B)	Form of Letter of Transmittal.(1)(2)
(a)(1)(C)	Form of Notice of Guaranteed Delivery.(1)(2)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)(2)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)(2)
(a)(1)(G)	Form of Summary Advertisement as published on April 29, 2008 in The Wall Street Journal.(1)
(a)(1)(H)	Joint press release issued by Boston Scientific Corporation and CryoCor, Inc., dated April 16, 2008 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on April 17, 2008).
(a)(1)(I)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).(2)
(a)(2)	Letter to Stockholders from the President and Chief Executive Officer of CryoCor, Inc., dated April 29, 2008.(2)
(a)(5)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Board of Directors of CryoCor, Inc., dated April 15, 2008 (incorporated by referenced to Annex II attached to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated as of April 15, 2008, by and among, Boston Scientific Scimed, Inc., a Minnesota corporation, Padres Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Boston Scientific Scimed, Inc., and CryoCor, Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on April 17, 2008).
(e)(2)	Form of Indemnity Agreement between CryoCor, Inc. and its directors and executive officers (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-123841), filed with the Securities and Exchange Commission on April 5, 2005, as amended).
(e)(3)	Employment Agreement made effective as of January 17, 2005, by and between CryoCor, Inc. and Edward F. Brennan (incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-123841), filed with the Securities and Exchange Commission on April 5, 2005, as amended).
(e)(4)	First Amendment to Employment Agreement, dated August 31, 2007, by and between CryoCor, Inc. and Edward F. Brennan (incorporated by reference to the Company's report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007).
(e)(5)	Second Amendment to Executive Employment Agreement, dated December 12, 2007, by and between CryoCor, Inc. and Edward F. Brennan (incorporated by reference to the Company's report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2008).

(e)(6)	Executive Employment Agreement made effective as of July 1, 2004, by and between CryoCor, Inc. and Gregory J. Tibbitts (incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-123841), filed with the Securities and Exchange Commission on April 5, 2005, as amended).
(e)(7)	First Amendment to Employment Agreement, dated August 31, 2007, by and between CryoCor, Inc. and Gregory J. Tibbitts (incorporated by reference to the Company's report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007).
(e)(8)	Second Amendment to Executive Employment Agreement, dated December 12, 2007, by and between CryoCor, Inc. and Gregory J. Tibbitts (incorporated by reference to the Company's report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2008).
(e)(9)	Amended and Restated Executive Employment Agreement, dated as of September 5, 2007, by and between CryoCor, Inc. and Helen Barold (incorporated by reference to the Company's report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007).
(e)(10)	First Amendment to Amended and Restated Executive Employment Agreement, dated December 12, 2007, by and between CryoCor, Inc. and Helen Barold (incorporated by reference to the Company's report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2008).
(e)(11)	Second Amendment to Amended and Restated Executive Employment Agreement, dated February 12, 2008, by and between CryoCor, Inc. and Helen Barold.
(e)(12)	Third Amendment to Amended and Restated Executive Employment Agreement, dated April 23, 2008, by and between CryoCor, Inc. and Helen Barold.
(e)(13)	Confidentiality Agreement, dated October 16, 2007, by and between CryoCor, Inc. and Boston Scientific Corporation.
(e)(14)	Development and License Agreement, dated June 28, 2007, by and among CryoCor, Inc., Boston Scientific Corporation and Boston Scientific Scimed, Inc. (incorporated by reference to the Company's report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2007. Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission).
(e)(15)	Common Stock Purchase Agreement, dated June 28, 2007, by and between CryoCor, Inc. and Boston Scientific Scimed, Inc. (incorporated by reference to Exhibit 4.1 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2007).
(e)(16)	Registration Rights Agreement, dated June 28, 2007, by and between CryoCor, Inc. and Boston Scientific Scimed, Inc. (incorporated by reference to Exhibit 4.2 to the Company's report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2007).
(e)(17)	Stockholders Agreement, dated as of April 15, 2008, by and among Boston Scientific Scimed, Inc., a Minnesota corporation, Padres Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Boston Scientific Scimed, Inc. and the stockholders listed on Schedule A thereto (incorporated by reference to Exhibit 10.27 to the Company's Current Report on Form 8-K filed on April 17, 2008).

(1)
Incorporated by reference to the Schedule TO filed by Boston Scientific Corporation, Boston Scientific Scimed, Inc. and Padres Acquisition Corp. on April 29, 2008.

(2)
Included in materials mailed to the stockholders of CryoCor, Inc.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRYOCOR, INC.
	By:	/s/ EDWARD BRENNAN
		Name:	Edward F. Brennan, Ph.D.
		Title:	President and Chief Executive Officer
Dated: April 29, 2008

Annex I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Board of Directors of CryoCor, Inc., dated April 15, 2008

Annex III—Section 262 of the Delaware General Corporation Law

ANNEX I

CRYOCOR, INC.
9717 PACIFIC HEIGHTS BOULEVARD
SAN DIEGO, CA 92121

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

        This Information Statement (the "Information Statement") is being mailed on or about April 29, 2008 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of CryoCor, Inc., a Delaware corporation ("CryoCor" or the "Company"), with respect to the tender offer by Padres Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Boston Scientific Scimed, Inc., a Minnesota corporation ("BSS to the holders of record of shares of common stock, par value $0.001 per share, of CryoCor (the "Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, the terms "us," "we" and "our" refer to CryoCor. You are receiving this Information Statement in connection with the possible election of persons designated by BSS to seats on the board of directors of CryoCor (the "Board"). Such designation would be made pursuant to the Agreement and Plan of Merger, dated April 15, 2008 (the "Merger Agreement"), by and among BSS, Purchaser and CryoCor that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable legal requirements, Purchaser will merge with and into the Company (the "Merger").

        Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the "Offer") on April 29, 2008 to purchase all of the outstanding shares of Common Stock not owned by BSS at a price of $1.35 per share in cash without interest, upon the terms and conditions set forth in the Offer to Purchase, dated April 29, 2008 (the "Offer to Purchase"). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, May 27, 2008 (the end of the day on May 27, 2008), at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to CryoCor's stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and BSS with the Securities and Exchange Commission (the "SEC") on April 29, 2008.

        The Merger Agreement provides that, after such time as Purchaser accepts for payment any shares of Common Stock tendered pursuant to the Offer (the "Acceptance Time") and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors, rounded up to the nearest whole number, on the Board as shall give Purchaser representation on the Board equal to the product of the total number of authorized directors on the Board multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Purchaser, BSS or any other affiliates of Purchaser or BSS bears to the total number of shares of Common Stock then outstanding on a fully diluted "as converted" basis. At such time, upon the written request of Purchaser, the Company shall promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board, if necessary, or securing director resignations (the moment of such election being the "Appointment Time"); provided, however, that in no event shall Purchaser be entitled to designate any directors to serve on the Board unless it is the beneficial owner of shares of Common Stock entitling it to exercise at least a majority of the voting power of the outstanding shares of Common Stock.

A-I-1

        Following the Appointment Time, the Company shall use its commercially reasonable efforts, consistent with the applicable legal requirements and the Marketplace Rules of the NASDAQ Global Market and SEC rules and regulations, to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser to constitute the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company, and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, in the event that Purchaser's designees are so elected to the Board, until the Effective Time, such Board shall have at least two directors who are directors of the Company on or prior to the date of the Merger Agreement and who are not affiliates, representatives or designees of BSS or Purchaser (the "Continuing Directors") and, provided further, that in such event, if the number of Continuing Directors shall be reduced below two for any reason whatsoever, the remaining Continuing Director shall designate a person to full such vacancy who shall be deemed to be a Continuing Director for all purposes of the Merger Agreement or, if no Continuing Director then remains, the other directors of the Board shall designate two persons to fill such vacancies who shall not be affiliates, representatives or designees of BSS or the Purchaser, and such persons shall be deemed to be Continuing Directors for all purposes of the Merger Agreement.

        Following the election or appointment of Purchaser's designees to the Board and prior to the Effective Time of the Merger contemplated by the Merger Agreement, the Merger Agreement provides that the affirmative vote of a majority of the Continuing Directors shall be required for the Company to (1) amend or terminate the Merger Agreement or agree or consent to any amendment or termination of the Merger Agreement, (2) amend the Company's Amended and Restated Certificate of Incorporation or Bylaws in a manner that is reasonably likely to adversely affect the interests of the holders of the Common Stock (other than BSS and its affiliates), (3) waive any of the Company's rights, benefits or remedies under the Merger Agreement, any covenant or agreement of BSS or Purchaser or any condition to any obligation of the Company, (4) extend the time for performance of BSS' and Purchaser's respective obligations under the Merger Agreement, (5) approve any other action by the Company which is reasonably likely to adversely affect the interests of the holders of the Common Stock (other than BSS and its affiliates), (6) approve any withdrawal, amendment, change or modification by the Board of its recommendation that holders of Common Stock tender their shares of Common Stock pursuant to the Offer, (7) amend, terminate or waive any provision of the Development and License Agreement, dated as of June 28, 2007, among BSS, Boston Scientific Corporation and the Company, or (8) provide any other consent or take any other action by the Board with respect to the Merger Agreement or the Merger; provided, however, the Company and its subsidiary shall not be considered affiliates of BSS.

        This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser's designees to the Board.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

        The information contained in this Information Statement (including information herein incorporated by reference) concerning BSS, Purchaser and Purchaser's designees has been furnished to CryoCor by BSS, and CryoCor assumes no responsibility for the accuracy or completeness of such information.

A-I-2

PURCHASER DESIGNEES

        BSS and Purchaser have informed CryoCor that it will choose its designees to the Board from the executive officers and directors of BSS and/or Purchaser listed in Annex I to the Offer to Purchase, a copy of which is being mailed to stockholders of CryoCor. The information with respect to such individuals in Annex I to the Offer to Purchase is incorporated herein by reference. BSS has informed CryoCor that each of the executive officers and directors of BSS and/or Purchaser listed in Annex I to the Offer to Purchase who may be chosen has consented to act as a director of CryoCor, if so designated.

        Based solely on the information set forth in Annex I to the Offer to Purchase filed by Purchaser, none of the executive officers or directors of BSS and/or Purchaser listed in Annex I to the Offer to Purchase (1) is currently a director of, or holds any position with, CryoCor, or (2) has a familial relationship with any directors or executive officers of CryoCor. CryoCor has been advised that, to the best knowledge of Purchaser and BSS, none of the executive officers or directors of BSS and/or Purchaser listed in Annex I to the Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of CryoCor and none have been involved in any transactions with CryoCor or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

        BSS and Purchaser have informed CryoCor that, to the best of its knowledge, none of the executive officers or directors of BSS and/or Purchaser listed in Annex I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        It is expected that Purchaser's designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, on Tuesday, May 27, 2008 (the end of the day on Tuesday, May, 27, 2008). It is currently not known which, if any, of the current directors of CryoCor would resign.

CERTAIN INFORMATION CONCERNING CRYOCOR, INC.

        The authorized capital stock of CryoCor consists of 75,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share. As of the close of business on April 15, 2008, there were 13,138,921 shares of Common Stock outstanding and no shares of preferred stock outstanding. The Board currently consists of six members.

        The Common Stock is the only class of voting securities of CryoCor outstanding that is entitled to vote at a meeting of stockholders of CryoCor. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

A-I-3

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF CRYOCOR, INC.

        The following table sets forth the current directors, executive officers and other key employees of the Company and their ages as of March 1, 2008:

Name	Age	Position(s)
Executive Officers and Directors
Edward F. Brennan, Ph.D.	56	President and Chief Executive Officer, and Director
Gregory J. Tibbitts	41	Vice President, Finance and Chief Financial Officer
Helen S. Barold, M.D., MPH, FACC, FHRS	42	Chief Medical Officer(4)
David J. Cooney(1)(2)	38	Director
Jerry C. Griffin, M.D.(1)(3)	63	Director
J. Mark Hattendorf(1)	57	Director
Arda M. Minocherhomjee, Ph.D.(2)	54	Director
Kurt C. Wheeler(2)(3)	55	Director

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Nominating and Corporate Governance Committee.

(4)
Helen S. Barold, M.D. tendered her resignation to the Company on April 23, 2008.

Executive Officers and Directors

        Edward F. Brennan, Ph.D., age 56, has served as CryoCor's Chief Operating Officer since January 2005, CryoCor's President since March 2005 and CryoCor's Chief Executive Officer and a member of the Board since March 2006. From January 2004 to February 2005, Dr. Brennan consulted for various technology companies. From January 2001 to December 2003, Dr. Brennan was Managing Director for Perennial Ventures, a venture fund focused on early-stage investing in technology companies. From January 2000 to December 2000, Dr. Brennan served as Vice President of Tredegar Investments, a venture capital investment company. Dr. Brennan was also Executive Vice President for CardioGenesis Corp., a medical device company, from June 1995 to December 1999, where he was responsible for domestic and international clinical programs, regulatory affairs, quality systems and scientific research activities. He was the Chairman of Hemosense, Inc. until November 2007 when the company was sold to Inverness Medical Innovations. He serves on the Board of Directors of Kilroy Realty Inc., and serves or has served on the boards of a number of privately-held technology companies. He also serves on the board of trustees of the San Francisco Waldorf School. Dr. Brennan received a B.A. in Chemistry and Biology and a Ph.D. in Biology from the University of California, Santa Cruz.

        Gregory J. Tibbitts, age 41, has served as CryoCor's Vice President, Finance and Chief Financial Officer since July 2004. From April 2000 to June 2004, he held various positions including Chief Financial Officer with Elitra Pharmaceuticals Inc., a biotechnology company. From December 1996 to March 2000, Mr. Tibbitts was a senior manager in the audit department of Ernst & Young LLP, specializing in the biotechnology, medical device and other high technology industries. He also worked with Ernst & Young LLP from September 1989 to April 1993 before joining the mortgage banking division of ITT Financial as their Controller. Mr. Tibbitts serves on the Board of Directors of IDM Pharmaceuticals, a publicly traded biotechnology company. Mr. Tibbitts received a B.A. in Business Administration from the University of San Diego and an M.B.A. in Finance from San Diego State University. He is a Certified Public Accountant in the State of California.

A-I-4

        Helen S. Barold, M.D., MPH, FACC, FHRS, age 42, has served as CryoCor's Chief Medical Officer since August 2006. From 2002 until 2006, Dr. Barold practiced in cardiology and cardiac electrophysiology at the National Naval Medical Center in Bethesda, Maryland. From 2000 to 2002, Dr. Barold worked as a Medical Officer for the United States Food and Drug Administration, in the office of device evaluation of the Center for Devices and Radiological Health. She received her M.D. from the University of Rochester and her Masters in Public Health from Johns Hopkins University, completed her Internal Medicine residency at Johns Hopkins Hospital, and her Cardiology and Electrophysiology residency at Duke University. Helen S. Barold, M.D. tendered her resignation to the Company on April 23, 2008.

        David J. Cooney, age 38, has served as a member of the Board since January 2002. Since February 1997, Mr. Cooney has worked with, and is currently a Partner of, Beecken Petty O'Keefe & Company, a private investment management firm focused exclusively on the healthcare industry which, together with Healthcare Equity QP Partners, L.P. and its affiliates, is one of the Company's principal stockholders. From October 1995 to February 1997, Mr. Cooney worked in the Corporate Finance Department at Smith Barney in New York, specializing in public offerings and mergers and acquisitions for healthcare companies. Mr. Cooney serves on the boards of directors of a number of privately-held healthcare companies. He received a B.S. in History from the University of Illinois and an M.P.P. from Georgetown University with a specialization in Finance.

        Jerry C. Griffin, M.D., age 63, has served as a member of the Board since March 2001. Dr. Griffin currently is the President of Griffin & Schwartz Scientific Services Inc., a management consulting firm. From September 1999 to 2006, Dr. Griffin served as President, Chief Executive Officer and as a director of POINT Biomedical Corporation, a developer of pharmaceutical products for use with ultrasound imaging. From September 1992 to November 1998, Dr. Griffin was employed by InControl, Inc., where he served most recently as Executive Vice President and was responsible for worldwide regulatory affairs and clinical development activities. From July 1977 to August 1992, Dr. Griffin was a faculty member in the Department of Medicine, Division of Cardiology at several teaching institutions, including Professor of Medicine at the University of California at San Francisco, Assistant Professor at Baylor College of Medicine and Clinical Assistant Professor of Medicine at Stanford University. He also serves on the board of directors of one publicly held company, Sciele Pharma, Inc., and serves or has served on the board of directors of several privately-held medical device and biotechnology companies. Dr. Griffin received a B.S. from the University of Southern Mississippi, an M.D. from the University of Mississippi.

        J. Mark Hattendorf, age 57, has served as a member of the Board since July 2006. Mr. Hattendorf has over 30 years of experience in accounting, finance and business management, including as the senior financial officer for a number of publicly and privately-held companies. From April 2005 to October 2006, Mr. Hattendorf was Chief Financial Officer of EWI Holdings, a software company in San Diego. From July 2001 to April 2005 and from October 2006 to the present he has been an independent financial and business consultant advising clients on acquisitions and due diligence, negotiation strategies and financing strategies. He has experience serving on the board of directors of publicly-held and not-for-profit entities. Mr. Hattendorf began his career with KPMG's predecessor firm, Peat Marwick Mitchell & Co. He is a Certified Public Accountant and holds an undergraduate degree in Accounting and an M.B.A. in Finance from Loyola Marymount University in Los Angeles, California.

        Arda M. Minocherhomjee, Ph.D., age 54, has served as a member of the Board since June 2003. He is currently a partner at Chicago Growth Partners. Since 1998, he has served as a managing director of William Blair Capital Partners and prior to that was a Principal and senior healthcare analyst at William Blair & Company. He currently serves on the board of directors of Favrille, Inc., a biopharmaceutical company, as well as several privately-held pharmaceutical and medical device

A-I-5

companies. Dr. Minocherhomjee received a M. Sc. in Pharmacology from the University of Toronto and an M.B.A. from the University of British Columbia, and was a post-doctoral fellow in pharmacology at the University of Washington Medical School.

        Kurt C. Wheeler, age 55, is the Chairman of the Board and has served as a member of the Board since September 2000. Mr. Wheeler is a Managing Director at Clarus Ventures LLC, a company he co-founded in 2005. Since 1999, Mr. Wheeler has served as a General Partner of MPM Bioventures II-III funds. He currently serves on the board of directors of two publicly-held companies, Alsius, Inc. and Somaxon Pharmaceuticals. In addition, Mr. Wheeler serves on the boards of a number of privately held life science companies. He holds a degree from Brigham Young University and an M.B.A. from Northwestern University, where he serves on the Kellogg Alumni Advisory Board.

CORPORATE GOVERNANCE AND BOARD MATTERS

Independence of the Board

        As required under The Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of Nasdaq, as in effect time to time.

        Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent auditors, the Board has affirmatively determined that the following five directors are independent directors within the meaning of the applicable Nasdaq listing standards: Mr. Cooney, Dr. Griffin, Mr. Hattendorf, Dr. Minocherhomjee and Mr. Wheeler. In making this determination, the Board found that none of these directors or nominees for director had a material or other disqualifying relationship with the Company. Dr. Brennan, the Company's President and Chief Executive Officer is not an independent director by virtue of his employment with the Company.

Information Regarding the Board and its Committees

        The Board has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for fiscal 2007 for each of the committees:

Name	Audit		Compensation		Governance and Nominating
Robert Adelman, M.D.(1)			X		X	*
David J. Cooney	X		X
Jerry C. Griffin, M.D.	X				X
J. Mark Hattendorf	X	*
Arda M. Minocherhomjee, Ph.D.			X	*
Kurt C. Wheeler			X		X
Total meetings	5		3		—

*
Committee Chairperson

(1)
Dr. Adelman served as a member of the Compensation Committee until May 2007 and as Chairperson of the Nominating and Corporate Governance Committee until May 2007.

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        Below is a description of each committee of the Board. The Board has determined that each member of each committee meets the applicable Nasdaq rules and regulations regarding "independence" and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the Company, except as specifically described below.

  Audit Committee

        The Audit Committee of the Board was established by the Board in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, to oversee the Company's corporate accounting and financial reporting processes and audits of its financial statements. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent auditors; determines and approves the engagement of the independent auditors; determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the Company's audit engagement team as required by law; review and approves or rejects transactions between the Company and any related persons; confers with management and the independent auditors regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and meets to review the Company's annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Audit Committee is currently composed of three directors: Messrs. Cooney, Griffin and Hattendorf. The Audit Committee met five times during the fiscal year. The Audit Committee has adopted a written charter that is available to stockholders on the Company's website at www.cryocor.com.

        The Board reviews the Nasdaq listing standards definition of independence for Audit Committee members on an annual basis and has determined that all current members of the Company's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards). Mr. Hattendorf is the Chairman of the Audit Committee. The Board has determined that Mr. Hattendorf qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Mr. Hattendorf's level of knowledge and experience based on a number of factors, including his formal education and experience as a chief financial officer for public reporting and private companies.

  Compensation Committee

        The Compensation Committee is composed of three directors: Messrs. Cooney, Minocherhomjee and Wheeler. In addition, Dr. Robert Adelman, M.D., a former member of the Board, served as a member of the Compensation Committee until May 2007. All members of the Company's Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Compensation Committee met three times during the fiscal year and acted by unanimous written consent two times. The Compensation Committee has adopted a written charter that is available to stockholders on the Company's website at www.cryocor.com.

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        The Compensation Committee of the Board acts on behalf of the Board to review, adopt and oversee the Company's compensation strategy, policies, plans and programs including:

  •
  establishment of corporate and individual performance objectives relevant to the compensation of the Company's executive officers, directors and other senior management and evaluation of performance in light of these stated objectives;

  •
  review and approval of the compensation and other terms of employment or service, including severance and change-in-control arrangements, of the Company's Chief Executive Officer and the other executive officers and directors; and

  •
  administration of the Company's equity compensation plans and other similar plan and programs.

        Commencing in fiscal 2007, the Compensation Committee also began to review with management the Company's Compensation Discussion and Analysis and to consider whether to recommend that it be included in proxy statements and other filings.

        Typically, the Compensation Committee meets at least once annually and with greater frequency if necessary. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with the Chief Executive Officer. The Compensation Committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in or be present during any deliberations or determinations of the Compensation Committee regarding his compensation or individual performance objectives. The charter of the Compensation Committee grants the Compensation Committee full access to all books, records, facilities and personnel of the Company, as well as authority to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the sole authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms.

        Under its charter, the Compensation Committee may form, and delegate authority to, subcommittees, as appropriate. In 2005, the Compensation Committee formed a Non-Officer Stock Option Committee, currently composed of Dr. Brennan, to which it delegated authority to grant, without any further action required by the Compensation Committee, stock options to new employees or recently promoted employees, who are not officers of the Company. In addition, in 2006, the Board expanded the authority of the Non-Officer Stock Option Committee to allow it to grant stock options to eligible consultants of the Company that are members of the Company's Scientific Advisory Board. The purpose of this delegation of authority is to enhance the flexibility of option administration within the Company and to facilitate the timely grant of options to non-management employees, specifically new employees and members of the Company's Scientific Advisory Board, within specified limits approved by the Compensation Committee. In the case of grants to new employees, the subcommittee may not grant options for a number of shares that would cause the aggregate number of option shares held by such employee to exceed a pre-approved range of shares based on such employee's title within the Company. In the case of grants to members of the Scientific Advisory Board, the subcommittee may not grant options for a number of shares that would cause the aggregate number of shares granted by the Company to such consultant to exceed 10,000 shares. In February 2006, the Compensation Committee approved an option budget for the subcommittee, which provided that the subcommittee may grant a maximum of 150,000 shares to new hires in the fourth quarter of 2005 and the full year of 2006. In addition, in March 2007, the Board approved an option budget for the subcommittee, which

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provided that the subcommittee may grant a maximum of 150,000 shares to new hires and Scientific Advisory Board members during 2007. Typically, as part of its oversight function, the Compensation Committee will review on a quarterly basis the list of grants made by the Non-Officer Stock Option Committee. During 2007 and 2006, the subcommittee exercised its authority to grant options to purchase an aggregate of 62,550 and 11,800 shares to newly-hired non-officer employees and Scientific Advisory Board members, respectively.

        Historically, the Compensation Committee has made adjustments to annual compensation, determined bonus and equity awards and established new performance objectives at one or more meetings held during the first quarter of the year. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the efficacy of the Company's compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the Compensation Committee's process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Compensation Committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the evaluation of his performance is conducted by the Compensation Committee, which determines any adjustments to his compensation as well as awards to be granted. For all executives and directors, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, tally sheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, Company stock performance data, analyses of historical executive compensation levels and current Company-wide compensation levels, and recommendations of the Compensation Committee's compensation consultant, including analyses of executive and director compensation paid at other companies identified by the consultant.

        The specific determinations of the Compensation Committee with respect to executive compensation for fiscal 2007 are described in greater detail in the Compensation Discussion and Analysis section of this Information Statement.

  Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee of the Board is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company (consistent with criteria approved by the Board), reviewing and evaluating incumbent directors, selecting candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of management and the Board, and developing a set of corporate governance principles for the Company. The Nominating and Corporate Governance Committee is composed of two directors: Messrs. Griffin and Wheeler. In addition, Dr. Adelman served as a member of the Nominating and Corporate Governance Committee until May 2007. All members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Nominating and Corporate Governance Committee did not meet separately during the fiscal year. The Nominating and Corporate Governance Committee has adopted a written charter that is available to stockholders on the Company's website at www.cryocor.com.

        The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating and Corporate Governance Committee also intends to consider such factors as possessing

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relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of the Company's stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews these directors' overall service to the Company during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair the directors' independence. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee is independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote.

        The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee at the following address: 9717 Pacific Heights Blvd., San Diego, CA 92121. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record holder of the Company's stock and has been a holder for at least one year. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Meetings of the Board; Annual Meeting Attendance

        The Board met eleven times during the last fiscal year and acted by unanimous written consent two times. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member.

        As required under applicable Nasdaq listing standards, in fiscal 2007, the Company's independent directors met six times in executive sessions at which only independent directors were present. The Chairman of the Board presides over the executive sessions.

        While the Company encourages all members of the Board of Directors to attend the Company's annual meeting of stockholders, there is no formal policy as to their attendance at each of the annual meetings of the stockholders. One Board member attended the 2007 annual meeting of stockholders.

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Stockholder Communications with the Board

        The Board has adopted a formal process by which stockholders may communicate with the Board or any of its directors. Stockholders who wish to communicate with the Board may do so by sending written communications addressed to the Corporate Secretary of CryoCor, Inc. at 9717 Pacific Heights Blvd., San Diego, CA 92121. All communications will be compiled by the Corporate Secretary of the Company and submitted to the Board or the individual directors on a periodic basis. Stockholders can communicate online with the Board via CryoCor's website at www.cryocor.com. These communications will be forwarded to the entire Board, or to subsets of the Board as appropriate, based upon the nature of the communication. Certain communications will not be provided to the Board if it is determined that the communication is not relevant or appropriate (such as product complaints, inquiries or suggestions, advertisements, resumes, surveys, solicitations and hostile communications). The screening procedures have been approved by a majority of the independent members of the Board. All communications directed to the Audit Committee in accordance with the Company's Open Door Policy that relate to questionable accounting or auditing matters involving the Company will be promptly and directly forwarded to the Audit Committee. A copy of the Company's Open Door Policy is available on the Company's corporate website at www.cryocor.com.

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SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
AND RELATED STOCKHOLDER MATTERS

        The following table sets forth certain information regarding the ownership of the Common Stock as of March 3, 2008 by: (i) all those known by the Company to be beneficial owners of more than five percent of its Common Stock; (ii) each director and nominee for director, including one former executive officer; (iii) each of the executive officers named in the Summary Compensation Table including one former executive officer; and (iv) all executive officers and directors of the Company as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class
MPM Capital LLC and its affiliates 601 Gateway Boulevard Suite 360 South San Francisco, CA 94080	3,081,183	(2)	24.1%
William Blair Capital Partners VII, QP and its affiliate 303 West Madison Suite 2500 Chicago, IL 60606	2,010,428	(3)	15.7%
Wasatch Advisors, Inc. 150 Social Hall Avenue Suite 400 Salt Lake City, UT 84111	1,514,039	(4)	11.6%
Edward F. Brennan, Ph.D.	401,399	(5)	3.1%
Helen S. Barold, M.D., M.P.H., FACC, FHRS	45,541	(6)	*
Gregory J. Tibbitts	139,427	(7)	1.1%
Kurt C. Wheeler	3,093,547	(8)	24.2%
David J. Cooney	515,302	(9)	4.0%
Jerry C. Griffin, M.D.	30,711	(10)	*
Arda M. Minocherhomjee, Ph.D.	2,010,428	(11)	15.7%
J. Mark Hattendorf	21,673	(12)	*
All executive officers and directors as a group (8 persons)	7,772,067	(13)	56.7%

*
Indicates beneficial ownership of less than one percent of the total outstanding common stock.

(1)
This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 12,731,714 shares outstanding on March 3, 2008, adjusted as required by rules promulgated by the SEC.

(2)
Consists of 3,028,082 shares of Common Stock and warrants to purchase 53,101 shares of Common Stock held by MPM Asset Management Investors 2000 B LLC, MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM BioVentures II, L.P. and MPM BioVentures II-QP, L.P. MPM Asset Management II, LLC is the general partner of MPM Asset Management II, L.P, the general partner of MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM BioVentures II, L.P. and MPM BioVentures II-QP, L.P. Mr. Wheeler, Ansbert Gadicke, Michael Steinmetz, Luke Evnin, and Nicholas Galakatos, as investment managers of MPM Asset Management II, LLC, the general

A-I-12

  partner of MPM Asset Management II, L.P., and MPM Asset Management Investors 2000 B LLC, share voting and investment power with respect to shares held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG, MPM BioVentures II, L.P., MPM BioVentures II-QP, L.P. and MPM Asset Management Investors 2000 B LLC. Mr. Wheeler disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(3)
Consists of 1,944,961 shares of Common Stock, warrants to purchase 53,103 shares of Common Stock and 12,364 options to purchase Common Stock held by William Blair Capital Partners VII, QP L.P. and William Blair Capital Partners VII, L.P. William Blair Capital Management VII, L.P. is the general partner of William Blair Capital Partners VII, QP L.P. and William Blair Capital Partners VII, L.P. William Blair Capital Management VII, L.L.C. is the general partner of William Blair Capital Management VII, L.P. William Blair Capital Management VII, L.L.C., through a seven-person board of managers composed of certain of its members, has voting and dispositive authority over the shares held by William Blair Capital Partners VII, QP L.P. and William Blair Capital Partners VII, L.P. Decisions of the board of managers are made by a majority vote of its members and, as a result, no single member of the board of managers has voting or dispositive authority over the shares. Dr. Minocherhomjee, Robert D. Blank, Timothy Burke, David G. Chandler, John Ettelson, Robert P. Healy and Timothy M. Murray are the members of the board of managers and each disclaims beneficial ownership of these shares, except to the extent of their pecuniary interest therein. Pursuant to contractual arrangements between Mr. Minocherhomjee and William Blair Capital Management VII, L.P. and among William Blair Capital Management VII, L.L.C., William Blair Capital Partners VII, QP L.P. and William Blair Capital Partners VII, L.P., the four entities may be deemed to have a pecuniary interest in the option to purchase 12,364 shares of Common Stock discussed above. Each of the four entities disclaims beneficial ownership of such option except to the extent of its pecuniary interest therein.

(4)
Consists of 1,195,417 shares of Common Stock and warrants to purchase 318,622 shares of Common Stock held by Wasatch Advisors, Inc.

(5)
Includes 57,925 shares of Common Stock and options to purchase 343,474 shares of Common Stock, 42,792 of which were unvested but exercisable as of May 2, 2008. Dr. Brennan served as the Company's President and Chief Operating Officer until March 2006, when he was appointed as the Company's President and Chief Executive Officer.

(6)
Includes 2,000 shares of Common Stock and options to purchase 43,541 shares of Common Stock. Dr. Barold was hired in August 2006 and serves as the Company's Chief Medical Officer.

(7)
Includes 55,554 shares of Common Stock and options to purchase 83,873 shares of Common Stock, 1,760 of which were unvested but exercisable as of May 2, 2008.

(8)
Includes the shares referred to in footnote (2) above. Mr. Wheeler disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities. In addition, includes 12,364 options to purchase Common Stock.

(9)
Consists of 502,938 shares of Common Stock and 12,364 options to purchase Common Stock held by Healthcare Equity QP Partners, L.P. and Healthcare Equity Partners, L.P. Beecken Petty and Company, LLC is the general partner of Healthcare Equity QP Partners, L.P. and Healthcare Equity Partners, L.P. Mr. Cooney is a member of Beecken Petty and Company, LLC, and shares voting and investment power with respect to the shares held by Healthcare Equity QP Partners, L.P. and Healthcare Equity Partners L.P. with David K. Beecken, William G. Petty, Jr., Kenneth W. O'Keefe, Gregory A. Moerschel, Thomas A. Schlesinger and John W. Kneen, the other members of Beecken Petty and Company, LLC. Pursuant to contractual arrangements between Mr. Cooney and Beecken Petty and Company, LLC, Healthcare Equity QP Partners, L.P. and Healthcare Equity Partners, L.P., the three entities may be deemed to have a pecuniary

A-I-13

  interest in the option to purchase 12,364 shares of Common Stock discussed above. Each of Mr. Cooney and the three entities disclaims beneficial ownership of such option except to the extent of his or its pecuniary interest therein.

(10)
Consists of options to purchase 30,711 shares of Common Stock, 926 of which were unvested but exercisable as of May 2, 2008.

(11)
Includes the shares of Common Stock and the options to purchase Common Stock referred to in footnote (3) above. Dr. Minocherhomjee disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(12)
Consists of 4,000 shares of Common Stock and options to purchase 17,673 shares of Common Stock.

(13)
Includes exercisable options to purchase 556,364 shares of Common Stock of which 45,478 shares are unvested as of May 2, 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

        To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31 2007, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with; except that three reports, covering three separate stock option issuance transactions, were filed late by Dr. Brennan, Dr. Barold, and Mr. Tibbitts, due to administrative error.

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION DISCUSSION AND ANALYSIS

Overview

        The Company's Compensation Committee is empowered to review and approve, or in some cases recommend for the approval of the full Board, the annual compensation and compensation procedures for the three named executive officers of the Company: the President and Chief Executive Officer, the Chief Financial Officer and the Chief Medical Officer. The Compensation Committee is comprised of independent directors within the meaning of the applicable SEC and Nasdaq rules. The Compensation Committee responsibilities and duties are outlined in detail under the heading "Information Regarding the Board and its Committees—Compensation Committee" and the Compensation Committee charter, which is available on the Company's website at www.cryocor.com.

Objectives of Compensation Program

        The primary objective of the Company's compensation program is to attract and retain qualified, highly competent members of executive management who are enthusiastic about the Company's mission and opportunity. A further objective of the Company's compensation program is to provide incentives and reward its executive management for their contribution to the Company. In addition, the Company strives to promote an ownership mentality among executive management and the Board, and to clearly align the financial interests of the Company's executive management with stockholders in the Company.

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What the Company's Compensation Program is Designed to Reward

        The Company's compensation program is designed to reward increases in the enterprise value of the Company and each member of executive management's contribution in achieving the Company's corporate goals. In measuring a named executive officer's contribution to the Company, the Compensation Committee considers numerous factors including the Company's performance in achieving its established milestones and how the Company has been positioned to succeed in the future. The Company does not align incentive compensation with the performance of the Company's stock price; however, the Company's executive management receives stock options that will allow them to benefit from improvements in the performance of the Company's stock. At its current stage of development, the Company is not measured by the growth in its revenues, but rather based upon its ability to achieve clinical and regulatory milestones, and manage its cash resources. Accordingly, the Company's compensation program rewards progress in completing clinical trials and obtaining regulatory approvals for the Company's product, good management of its cash position, and accessing capital in a manner that considers the needs of the Company's stockholders while maintaining adequate resources to ensure rapid corporate progress.

        To aid the Compensation Committee in performing its duties, the Company's Chief Executive Officer provides recommendations concerning the compensation of the Chief Financial Officer and Chief Medical Officer. The Compensation Committee deliberates and discusses the performance of the Chief Executive Officer and is solely responsible for determining the Chief Executive Officer's compensation. Additionally, each named executive officer participates in establishing the key policies for the Company as well as the objectives of the Company as a whole. Similarly, the Company's named executive officers are asked to provide feedback not only on their own performance, but also of the Company's entire organization. The Company sees this process both as the optimal means of assembling accurate information regarding the expectation and realization of performance, as well as an integral part of the Company's culture of collaborative, team-oriented management.

Elements of the Company's Compensation Plan and Why We Chose Each (How Each Relates to Objectives)

        The total annual compensation of the Company's named executive officers consists of base salary, non-equity incentive plan awards and equity incentive plan awards. It is the Compensation Committee's intention to set total executive compensation sufficiently high to attract and retain a strong, motivated leadership team, but not so high that it creates a negative perception with the Company's other stockholders.

  Base Salary

        The amount of base salary paid during 2007 to each of the Company's named executive officers is shown in the "Summary Compensation Table" below. The initial base salaries were established after taking into account the named executive officer's qualifications, experience, prior salary, competitive salary information and internal equity. Each named executive officer's salary is reviewed annually by the Compensation Committee. When considering annual base salary increases, the Compensation Committee considers total compensation which is comprised of base salary, non-equity incentive plan awards, equity incentive plan awards and discretionary bonus payments.

  Non-Equity Incentive Plan Awards

        The Company's non-equity incentive plan awards are based upon the achievement of corporate goals as established by the Board, and are included in compensation to provide a cash incentive to the Company's management based on the Company's annual accomplishments. The Company believes the

A-I-15

non-equity incentive plan awards are aligned with the interests of the Company's stockholders, which the Company believes is primarily the growth and return on invested capital.

  Equity Incentives Plan Awards

        Each of the Company's named executive officers receives stock option grants on a periodic basis under the Company's 2005 Equity Incentive Plan, or the 2005 Plan. The Company believes the stock option grants represent the primary financial incentive to the Company's executive management and balance the payment of base salary and non-equity incentive plan awards, which are short-term in nature, with the objective of the Board to build stockholder value over an extended period of time. Executive officers receive stock option grants when the Compensation Committee has reviewed their current equity holdings and determined that based upon the size and value of their unvested stock option holdings, additional equity incentive awards are appropriate. Where appropriate, the Compensation Committee sets the vesting of stock options on performance conditions, or milestones, to ensure that the stock options are earned in a manner consistent with the achievement of corporate objectives. The Compensation Committee has selected this type of vesting schedule in order to directly align the financial interests of the Company's executive management with the achievement of the Company's key corporate goals, which the Company believes increases the enterprise value, and ultimately the stockholder value, of the Company.

        Stock option grants for the Company's existing non-executive employees are recommended by management and approved by the Board on an annual basis. All of the Company's non-executive employees receive an annual stock option grant to align their financial interests with the interests of the Company's stockholders, which are noted above. While the Company's stock option grants to non-executive employees typically vest over a four-year period, in unusual circumstances, we will adjust the vesting based on the recommendation of executive management. As an example, in January 2006, after the Company received a letter from the United States Food and Drug Administration, or FDA, informing the Company that its application for premarket approval, or PMA, for atrial flutter was not approvable at that time, the Company was concerned about losing a number of non-executive employees, which it felt would hinder its ability to rebuild the enterprise value of the Company. Accordingly, the Company took two steps to incentivize employees to remain with the Company. All non-executive employees received a one-time stock option grant of at least 3,000 shares at $2.77 per share (the closing price on the date of grant) that vests ratably on a monthly basis over a two-year period. The second action was to approve a cash retention bonus program, such that all non-executive employees who remained employed by the Company through August 31, 2007 were paid a one-time cash bonus of 20% of their annual salary at the time the program was established. The Company believes these two actions were successful in retaining substantially all of the employees of the Company.

  Discretionary Bonuses

        The Compensation Committee may elect to pay discretionary bonuses to an executive officer in consideration of unique circumstances or accomplishments not considered in the base salary, non-equity incentive plan awards and equity incentive plan awards. A discretionary bonus may be awarded if the Compensation Committee believes a specific accomplishment or set of circumstances results in a benefit to the Company beyond what is considered when establishing the other components of compensation, specifically, base salary, non-equity incentive plans, and equity incentive plans. Discretionary bonuses are intended to be granted as an exception, versus as a recurring compensatory practice.

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How the Company Chose Amounts and/or Formulas for Each Element

        Each named executive officer's current and prior compensation is considered in setting future compensation. In addition, the Compensation Committee reviews the compensation practices of other similarly sized and positioned companies. The Compensation Committee periodically engages outside compensation consultants to advise the committee on compensation practices in the industry. For example, during late 2005, the Compensation Committee engaged Towers Perrin as compensation consultants. The Compensation Committee requested that Towers Perrin:

  •
  evaluate the compensation of the Company's executive management, to ensure that they were compensated at a level consistent with market compensation; and

  •
  assist in refining the Company's compensation strategy and in developing and implementing an executive compensation program to execute that strategy.

        As part of its engagement, Towers Perrin was requested by the Compensation Committee to develop a comparative group of companies and to perform analyses of competitive performance and compensation levels for that group. Towers Perrin used the following market references to compare the Company's executive total compensation practices and levels to those in the market:

  •
  Select Southern California Life Science Companies—17 companies in the Southern California region with whom the Company competes for talent with similar scope characteristics as the Select National Peer Group; and

  •
  Radford Biotechnology Executive Compensation Report—A national survey of executive compensation levels and practices that covers approximately 1,300 positions in 550 organizations.

        Towers Perrin ultimately developed recommendations of appropriate compensation ranges that were presented to the Compensation Committee for consideration. The exact base salary, equity compensation, and non-equity incentive plan awards eligibility were chosen in an attempt to balance the Company's competing objectives of fairness to all stockholders and attracting/retaining the best executive candidates. While the Company does not have a formal targeted pay position relative to the market, the Company's goal is to pay between the 50th and 75th percentile for all compensation elements.

        The quantity of stock options granted to newly hired employees is based on an option matrix previously approved by the Board that establishes ranges of stock option grants for the various grades of the Company's job matrix. The Non-Officer Stock Option Committee has the latitude to determine the appropriate size of stock option grant within the Board approved range for new non-executive employees' positions, while the Compensation Committee retains authority to determine the appropriate size of stock option grant for new executive employees.

Compensation Actions for 2006, 2007 and 2008

  2006

        In connection with its annual compensation review and the promotion of Edward F. Brennan to Chief Executive Officer in March 2006, the Compensation Committee made incentive stock option grants to Dr. Brennan and Gregory J. Tibbitts, the Company's Chief Financial Officer.

        Dr. Brennan received two stock option grants to purchase a total of 375,000 shares of Common Stock under the 2005 Plan. The first stock option grant of 187,500 shares of Common Stock vests ratably on a monthly basis over a four-year period. The second stock option grant of 187,500 shares of Common Stock vests upon the achievement of specific milestones, specifically 30% of the shares covered by this stock option grant vest upon the receipt of pre-market approval from the FDA for the

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treatment of atrial flutter, and 70% of the shares covered by this stock option grant vest upon the receipt of pre-market approval from the FDA for the treatment of atrial fibrillation.

        Mr. Tibbitts also received two stock option grants to purchase a total of 100,000 shares of Common Stock under the 2005 Plan. The first stock option grant of 50,000 shares of Common Stock vests ratably on a monthly basis over a four-year period. The second stock option grant of 50,000 shares of Common Stock vests upon the achievement of specific milestones, specifically 30% of the shares covered by this stock option grant vest upon the receipt of pre-market approval from the FDA for the treatment of atrial flutter, and 70% of the shares covered by this stock option grant vest upon the receipt of pre-market approval from the FDA for the treatment of atrial fibrillation.

        In connection with its annual compensation review, the Compensation Committee also considered increases in annual base salary for Dr. Brennan and Mr. Tibbitts. However, in light of the Company's receipt of a letter from the FDA informing the Company that its PMA for atrial flutter was not approvable at that time, Dr. Brennan, Mr. Tibbitts and the Board jointly agreed that any changes to their annual base salary should be deferred until the Company's ability to resubmit its PMA application for atrial flutter had been further evaluated. In awarding the stock options, the Compensation Committee considered the fact that the executive officers would not be receiving increases in base salary due to the financial condition of the Company and its ongoing need to manage its cash position, and a desire to clearly align the interests of the named executive officers with the interests of the Company's stockholder base.

        In November 2006, in anticipation of filing the Company's amended PMA application for atrial flutter with the FDA, the Compensation Committee increased Dr. Brennan's annual base salary from $250,000 to $325,000 and Mr. Tibbitts' annual base salary from $190,000 to $240,000. Dr. Brennan and Mr. Tibbitts did not earn cash bonuses in 2006. The increases in base salary were awarded by the Compensation Committee to recognize the efforts of Dr. Brennan and Mr. Tibbitts in managing the Company's cash resources, preparations to amend the Company's PMA application for atrial flutter and to acknowledge the low relative position of each of these executives' base salary versus market benchmarks.

        In August 2006, Helen S. Barold was hired to serve as the Company's Chief Medical Officer. Dr. Barold's initial base salary of $225,000 was established after taking into account Dr. Barold's qualifications, experience, prior salary, competitive salary information and internal equity. Dr. Barold is also eligible for an annual non-equity incentive plan award of up to 25% of her annual base salary, based on certain corporate objectives discussed in more detail below. In addition, Dr. Barold is, and has been, entitled to receive additional non-equity incentive plan awards as follows: (i) if the Company received approval of its PMA application for atrial flutter by June 30, 2007, Dr. Barold was to receive $25,000; (ii) if the Company submitted a PMA application for atrial fibrillation by December 31, 2007, Dr. Barold was to receive $50,000; and (iii) if the Company receives approval of a PMA application for atrial fibrillation by December 31, 2008, Dr. Barold will receive $100,000. This additional cash compensation was selected due to the specialized role that Dr. Barold was hired to serve in achieving these corporate objectives and to provide additional incentive for the achievement of these goals on timelines which are in the financial interests of the Company's stockholders.

        In connection with the commencement of her employment, Dr. Barold also received two stock option grants to purchase a total of 125,000 shares of the Common Stock. The first stock option grant of 62,500 shares of Common Stock vests over a four-year period as follows: 25% of these shares vested on the one-year anniversary of the commencement of Dr. Barold's employment with the Company, while the remaining 75% vests ratably on a monthly basis over the following three-year period. The second stock option grant of 62,500 shares of Common Stock vests upon the receipt of approval from the FDA for the marketing of the Company's product for the treatment of atrial fibrillation. In making this award, the Compensation Committee considered Dr. Barold's overall compensation package as well

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as the relationship between the vesting of the stock options with the achievement of corporate objectives.

  2007

        In January 2007, the Compensation Committee approved a 2007 non-equity incentive plan award for Dr. Brennan, Dr. Barold and Mr. Tibbitts. Pursuant to the 2007 non-equity incentive plan, Drs. Brennan and Barold were eligible to receive a non-equity incentive award of up to 25% of their 2007 annual base salaries and Mr. Tibbitts was eligible to receive a non-equity incentive award of up to 20% of his 2007 annual base salary, based upon the achievement of certain corporate goals established by the Compensation Committee. The corporate goals established for fiscal year 2007 for purposes of determining Dr. Brennan's non-equity award related to the completion of an equity financing transaction, the management of cash flow and headcount, the execution of a distribution agreement for the Company's CryoBlator, the receipt of approval of the Company's PMA application for atrial flutter from the FDA by a specified date, the completion of enrollment for the Company's atrial fibrillation clinical trial by a specified date and specific product development milestone dates. The corporate goals established for fiscal year 2007 for purposes of determining Dr. Barold's non-equity award related to the completion of an equity financing transaction, the Company's receipt of approval of its PMA application for atrial flutter from the FDA by a specified date, and the completion of enrollment for the Company's atrial fibrillation clinical trial by a specified date. The corporate goals established for fiscal year 2007 for purposes of determining Mr. Tibbitts' non-equity award related to the completion of an equity financing transaction, the management of cash flow and headcount, the execution of a distribution agreement for the Company's CryoBlator, the restructuring of the Company's existing debt facility, and the completion of specific internal control testing by June 30, 2007.

        In addition, in January 2007, the Compensation Committee approved a salary increase for Dr. Barold from $225,000 to $250,000. The increase in base salary was awarded by the Compensation Committee to recognize the efforts of Dr. Barold in amending the Company's PMA application for atrial flutter and managing enrollment of the Company's clinical trial for atrial fibrillation. No changes were made at such time to Dr. Brennan's and Mr. Tibbitts' base salaries in light of the increases to their base salaries in the fourth quarter of 2006.

        In February 2007, the Compensation Committee awarded annual stock option grants to Dr. Brennan, Dr. Barold and Mr. Tibbitts of 40,000 shares, 60,000 shares and 30,000 shares, respectively. The shares of Common Stock subject to these stock option grants vest ratably on a monthly basis over a four-year period. In making these awards, the Compensation Committee considered the status of the unvested shares held by the executives, including the numbers of unvested shares and the exercise price of those shares.

        In July and August 2007, the Compensation Committee awarded discretionary cash bonuses of $100,000 and $200,000, respectively, to be paid to Dr. Barold. These cash bonuses were paid in recognition of her representation of the Company at the June 2007 FDA Advisory Panel meeting and the FDA's subsequent approval of the Company's PMA for the CryoCor Cardiac Cryoablation System for the treatment of right atrial flutter. The Compensation Committee's decision to award these bonuses to Dr. Barold was based on the critical nature of the FDA Advisory Panel meeting and the importance of obtaining approval for the cryoablation system, which was deemed by the Compensation Committee to be vital to the success of CryoCor. In awarding the August 2007 discretionary bonus of $200,000 to Dr. Barold, the Compensation Committee also noted the completion of enrollment in the Company's atrial fibrillation clinical trial, which is considered to be the first atrial fibrillation clinical trial to complete enrollment in the United States, and an important milestone of the Company.

        The bonuses paid in 2007 to Dr. Barold totaling $300,000 were considered by the Compensation Committee to be discretionary bonuses at the time the bonuses were paid. The Compensation

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Committee's determination of the discretionary nature of these bonuses was due to exceptional circumstances at the time of the bonus payments, specifically, the deemed critical nature to the viability of the Company of securing FDA approval for the treatment of right atrial flutter. The Compensation Committee did not seek to classify the bonus payments as partially due to achievement of corporate goals, and accordingly, the entire balances were considered discretionary payments.

  2008

        In January 2008, the Compensation Committee awarded discretionary cash bonuses of $162,500 and $120,000 to Dr. Brennan and Mr. Tibbitts, respectively. These cash bonuses were paid in recognition of the business initiatives achieved during 2007, specifically the completion of a private financing in April 2007, obtaining a new credit facility accessing $6 million in initial proceeds in June 2007, and the completion of a collaboration agreement with Boston Scientific Corporation in June 2007. The Compensation Committee further recognized the clinical and regulatory accomplishments of obtaining FDA approval for right atrial flutter and the completion of enrollment for atrial fibrillation. In determining the amounts to be paid, the Compensation Committee recognized that Dr. Brennan and Mr. Tibbitts were not paid bonuses in 2006 or 2007 as a result of their voluntary withdrawal of consideration for bonus payments, and the role both executives played in retaining the Company's employee base and preparing the Company for its commercial launch in the United States. The Compensation Committee also elected in January 2008 to increase the base salaries of Dr. Brennan and Mr. Tibbitts. Dr. Brennan's base salary was increased to $340,000 and Mr. Tibbitts' base salary was increased to $260,000, based upon the Compensation Committee's knowledge of competitive market compensation for this level of executives.

        The bonuses paid in 2008 to Dr. Brennan and Mr. Tibbitts, related to services performed in 2007, totaling $162,500 and $120,000, respectively, were considered by the Compensation Committee to be discretionary bonuses at the time the bonuses were paid. The Compensation Committee's determination of the discretionary nature of these bonuses was due to circumstances at the time of the bonus payments, specifically, the achievement of many of the Company's 2007 corporate objectives in combination with the voluntary deferral of bonus payments by Dr. Brennan and Mr. Tibbitts since the first quarter of 2006. The Compensation Committee did not seek to classify the bonus payments as partially due to achievement of corporate goals, and accordingly, the entire balances were considered discretionary payments.

        In January 2008, the Compensation Committee granted restricted stock awards of 120,000 shares and 40,000 shares to Dr. Brennan and Mr. Tibbitts, respectively. The restricted stock awards vest 25% on the one-year anniversary of the grant date with the remaining shares vesting on a quarterly basis over the remaining three years. The vesting of these awards accelerates in full immediately prior to a change in control of the Company. The Compensation Committee elected to grant restricted stock awards versus stock options due to the recognition that the majority of such executives' unvested stock options had exercise prices greater than the then-trading price of the Company's stock. The Compensation Committee believed it was important to provide equity incentives to these executives to align their interests with the interests of CryoCor's stockholders.

        In April 2008, the Board granted restricted stock awards of 300,000 shares and 100,000 shares to Dr. Brennan and Mr. Tibbitts, respectively. The restricted stock awards vest 25% on the one-year anniversary of the grant date with the remaining shares vesting on a quarterly basis over the remaining three years. The vesting of these awards accelerates in full immediately prior to a change in control of the Company. The above restricted stock awards were issued in exchange for the cancellation of certain stock options held by Dr. Brennan and Mr. Tibbitts covering 375,000 shares and 100,000 shares, respectively. The Board exchanged these stock options and issued the restricted stock awards as a retention mechanism to attempt to help ensure that Dr. Brennan and Mr. Tibbitts remain employed with the Company. The Board elected to grant restricted stock awards versus stock options due to the

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recognition that the majority of such executives' unvested stock options had exercise prices greater than the then-trading price of the Company's stock. The Board believed it was important to provide equity incentives to these executives to align their interests with the interests of CryoCor's stockholders and to provide a retention mechanism to ensure the executives continued their employment through any upcoming transactions.

Termination or Change of Control Payments

        The Company has entered into, and has amended, employment agreements with Dr. Brennan, Mr. Tibbitts and Dr. Barold, which provide for the payment of certain benefits in connection with a termination or change in control of the Company. These provisions are described under the heading "Potential Payments upon Termination or Change in Control." The Company believes these benefits are an essential element of its executive compensation package and assist it in recruiting and retaining talented individuals.

Employee Stock Purchase Plan

        The Company has also established the 2005 Employee Stock Purchase Plan, or the Purchase Plan, available to all of its employees, including the Company's named executive officers, which is intended to encourage employees to continue in the Company's employ and to motivate employees through an ownership interest in the Company. Under the Purchase Plan, employees may purchase shares of Common Stock at a discount to the market price, subject to certain limits, with the objective of allowing employees to profit when the value of the Common Stock increases over time.

Other Benefits

        The Company provides benefits such as an opportunity to participate in the Company's 401(k) savings/retirement plan, medical, dental and life insurance and disability coverage to all the Company's employees, including the Company's named executive officers. The Company also provides personal paid time off and other paid holidays to all employees, including the Company's named executive officers, which are comparable to those provided at similar companies.

Accounting and Tax Considerations

        The Company's Non-Officer Stock Option Committee grants stock options to non-executive new hires on the first business date of the month following their commencement of employment, and the exercise price of the Company's stock option grants is set at the closing market price on the date of grant. Annual option grants to non-executive employees are approved at the first regularly scheduled Board meeting that occurs each year. Except in highly unusual circumstances, the Company does not allow option grants to non-executive employees at other dates during the year.

        The Company has structured its compensation program to comply with Sections 162(m) and 409A of the Internal Revenue Code of 1986, as amended. Under Section 162(m) of the Internal Revenue Code, a limitation was placed on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless the compensation is performance-based. If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A, and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, the executive is subject to regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income. The Company has no individuals with non-performance based compensation paid in excess of the Internal Revenue Code Section 162(m) tax deduction limit.

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COMPENSATION COMMITTEE REPORT

        The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this Information Statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the CD&A be included in this Information Statement.

David J. Cooney
Arda M. Minocherhomjee, Chairman
Kurt C. Wheeler

The material in this report is not "soliciting material", is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

REPORT OF THE AUDIT COMMITTEE

        The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year end December 31, 2007 with management of the Company. The Audit Committee has discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards , Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. The Audit Committee has also received the written disclosures and the letter from the independent accountants required by the Independence Standards Board Standard No. 1, (Independence Discussions with Audit Committees), as adopted by the PCAOB in Rule 3600T and has discussed with the independent accountants the independent accountant's independence. Based on the foregoing, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report in Form 10-K for the fiscal year ended December 31, 2007.

David J. Cooney
Jerry C. Griffin
J. Mark Hattendorf, Chairman

The material in this report is not "soliciting material", is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE(1)

        The following table includes information concerning compensation for the fiscal years ended December 31, 2007 and 2006 in reference to the named executive officers, which includes required

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disclosure related to the Company's Chief Executive Officer, Chief Financial Officer and the Company's other most highly compensated executive officer.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Option Awards ($)(2)	All Other Compensation ($)		Total ($)
Edward F. Brennan, Ph.D.(3) President & Chief Executive Officer	2007 2006	325,000 259,519		162,500 —	954,219 937,251	43,398 30,146	(4) (5)	1,485,117 1,226,916
Gregory J. Tibbitts Chief Financial Officer and Vice President, Finance	2007 2006	240,000 196,346		120,000 —	184,782 171,786	— —		544,782 368,132
Helen S. Barold, M.D., M.P.H., FACC, FHRS Chief Medical Officer	2007 2006	249,038 78,750	(6)	300,000 —	90,325 27,378	— —		639,363 106,128

(1)
In accordance with the rules of the SEC, the compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all of the Company's salaried employees. No cash bonuses were earned during 2006.

(2)
The amount reflected in this column is the non-cash compensation cost recognized by the Company during fiscal 2007 and 2006 under Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, or SFAS 123(R), for grants made in the applicable fiscal year and prior years, and do not reflect cash compensation received by the executive. A discussion of the assumptions used in calculating these values may be found in Note 1 of the consolidated financial statements in the Company's Annual Report, as amended, for the year ended December 31, 2007, filed on March 21, 2008. None of the option grants have an exercise price below the Offer Price.

(3)
Dr. Brennan served as the Company's President and Chief Operating Officer until March 2006, when he was appointed the Company's Chief Executive Officer.

(4)
Includes $28,883 in apartment-related costs and $10,862 in car lease-related costs, all associated with Dr. Brennan's commute between his primary residence in Northern California and CryoCor's San Diego office.

(5)
Includes $22,788 in apartment-related costs and $6,522 in car lease-related costs, all associated with Dr. Brennan's commute between his primary residence in Northern California and CryoCor's San Diego office.

(6)
Dr. Barold became an employee of the Company in August 2006. This amount represents her salary for the period from August 2006 through December 2006.

        The above table includes significant compensation costs for the Company's Chief Financial Officer and Chief Executive Officer that relate to stock options that were granted prior to the Company's initial public offering in July 2005. Specifically, stock options awards were granted to the Company's Chief Financial Officer in July 2004, for which non-cash compensation expense of $116,698 is included in the above table for both 2006 and 2007, and stock option awards were granted to the Company's Chief Executive Officer in January 2005, for which non-cash compensation expense of $730,671 is included in the above table for both 2006 and 2007. These non-cash compensation expenses were determined based upon the deemed fair value of the Common Stock as the Company contemplated an initial public offering during 2004 and 2005, and prior to the successful completion of its initial public offering in July 2005.

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GRANTS OF PLAN BASED AWARDS TABLE FOR THE YEAR ENDED DECEMBER 31, 2007

        On August 24, 2000, the Board adopted the Company's 2000 Stock Option Plan, or the 2000 Plan, and on March 30, 2005 adopted the Company's 2005 Plan and 2005 Non-Employee Directors' Stock Option Plan, or the NED Plan. All options granted are governed by the terms of these plans. For the fiscal year ended December 31, 2007, the Company granted options to purchase a total of 450,050 shares of Common Stock with a weighted average exercise price of $2.90 per share to the Company's employees, including grants to its named executive officers. Under the terms of the 2005 Plan, any options to purchase shares of the Common Stock granted under the 2000 Plan that expire or are otherwise terminated in accordance with the terms of the 2000 Plan shall be added to the option pool for the 2005 Plan and become available for future grant under the 2005 Plan. Options granted under the 2000 Plan expire ten years from the date of grant. No stock appreciation rights covering the Common Stock have been granted to the Company's named executive officers through December 31, 2007.

        As of December 31, 2007, options to purchase a total of 1,662,522 shares were outstanding and options to purchase 16,460 shares remained available for grant under the 2000 Plan and 2005 Plan, combined.

        The following table sets forth certain information with respect to grants of plan-based awards during or for the fiscal year ended December 31, 2007 to each of the Company's named executive officers listed in the Summary Compensation Table. All stock options listed in the following table were granted from the Company's 2005 Plan.

	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ /Sh)		Grant Date Fair Value of Stock and Option Awards ($)(2)
Edward F. Brennan, Ph.D. President & Chief Executive Officer	2/6/07	40,000		$2.61		$78,064
Gregory J. Tibbitts Chief Financial Officer and Vice President, Finance	2/6/07	30,000		$2.61		$58,548
Helen S. Barold, M.D., M.P.H., FACC, FHRS Chief Medical Officer	2/6/07 9/5/07	60,000 30,000	$ $	2.61 3.75	$ $	117,096 92,064

(1)
The non-equity incentive plan awards do not include thresholds or maximums.

(2)
The amount reflected in this column is the grant date fair value as calculated by the Company during the year ended December 31, 2007 under SFAS 123(R) for grants made in 2007. A discussion of the assumptions used in calculating these values may be found in Note 1 of the consolidated financial statements in the Company's Annual Report for the year ended December 31, 2007, as amended, filed on March 21, 2008. The stock option grants noted in the table above resulted in non-cash stock-based compensation expense during the year ended December 31, 2007 of $17,526, $13,144 and $33,661 related to Dr. Brennan, Mr. Tibbitts, and Dr. Barold, respectively. These amounts are also included in the Summary Compensation Table.

        In February 2007, the Company granted stock options to each of its executive officers that vest ratably over 48 months. In addition, in September 2007, the Company granted a stock option to Dr. Barold that vests 25% on the one-year anniversary of the grant date with the remaining shares vesting over the following 36 months.

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        All option awards granted to the Company's executive officers during the fiscal year ended December 31, 2007 would be affected by a change-in-control. Please see "Potential Payments Upon Termination or Change-in-Control" below.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

        The following table includes potential payments to the Company's named executive officers upon employment termination or change in control of CryoCor. The table assumes that the triggering event has taken place on the last business day of the Company's prior fiscal year, December 31, 2007, and that the Company's stock price is $3.17 per share, the closing market price as reported on Nasdaq on that date.

		Before Change in Control		Before Chane in Control		After Change in Control		After Change in Control
										Voluntary Termination, Death or Disability
Name	Benefit	Termination w/o Cause		Resignation for Good Reason		Termination w/o Cause		Resignation for Good Reason				Change in Control
Edward F. Brennan, Ph.D. President & Chief Executive Officer	Severance payments Benefits continuation Stock option acceleration(1)	$ $ $	406,250 21,564 157,621	$ $ $	406,250 21,564 157,621	$ $ $	406,250 21,564 213,229	$ $ $	406,250 21,564 213,229	$ $ $	— — —	$ $ $	— — 78,810
Gregory J. Tibbitts Vice President, Finance & Chief Financial Officer	Severance payments Stock option acceleration(1)	$ $	240,000 —		$240,000	$ $	240,000 50,305	$ $	240,000 50,305	$ $	— —	$ $	— 13,453
Helen S. Barold Chief Medical Officer	Severance payments Stock option acceleration(1)	$ $	250,000 —		$250,000	$ $	250,000 135,975	$ $	250,000 135,975	$ $	— —	$ $	— 67,988

(1)
CryoCor valued the stock option vesting acceleration modifications in accordance with the provisions of SFAS 123(R).

        The Company's executives are "at will" employees, and they may terminate their employment with CryoCor at any time. Similarly, CryoCor can terminate their employment at any time, with or without cause. If the Company terminates the employment of Dr. Brennan, Mr. Tibbitts or Dr. Barold other than for cause or if one of them resigns for good reason, or if Dr. Barold terminates her employment or her employment is terminated by the Company for any reason between April 15, 2008 and May 31, 2008, the applicable named executive officer will be entitled to receive additional salary and, with respect to Dr. Brennan, other benefits provided he or she executes a waiver and general release in favor of the Company. Dr. Brennan would receive fifteen month's salary as well as fifteen month's medical benefits coverage and fifteen month's stock option vesting acceleration. Mr. Tibbitts and Dr. Barold would each receive twelve month's salary. These payments would be made in accordance with the Company's regular payroll cycle. For purposes of these employment agreements, termination "for cause" generally means a termination as a result of the commission of a fraud against us or an act that materially injures the Company's business, the conviction of a felony involving moral turpitude that is likely to injure the Company's business, the participation in any activity that is directly competitive with or injurious to the Company or one of its affiliates, or the repeated failure to perform their employment duties. For purposes of these employment agreements, "good reason" generally means resignation following a material diminution in the named executive officer's authority, duties or

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responsibilities, relocation of the principal place of the named executive officer's service to a location that would increase the one-way commute to the new principal place of work by more than 50 miles or a material reduction in base salary or bonus (unless comparable reductions are concurrently made for all other CryoCor employees with responsibilities, organization levels and titles comparable to the named executive officer).

        Upon a change of control of CryoCor, certain stock options belonging to the Company's named executive officers shall vest 50% of the unvested shares of Common Stock upon the change in control. In addition, if within 12 months of a change of control of CryoCor any of its named executive officers are terminated without cause or resign for good reason, 100% of their unvested shares of Common Stock subject to each of their stock options grants shall be accelerated in full, subject to certain limitations. These vesting acceleration benefits do not discriminate in scope, terms or operation in favor of executive officers, and are generally available to all salaried employees. The acceleration of stock options is contingent upon the employee executing a waiver and general release in favor of CryoCor or its successor. For purposes of these stock option agreements, resignation for "good reason" generally includes resignation following a substantial change in optionee's position, duties or responsibilities prior to the change of control, relocation more than 50 miles from the optionee's current location of service, material reduction in base salary or bonus and failure to provide benefits on terms that are no less favorable than those in effect prior to the change in control.

        Immediately prior to a change of control of CryoCor, certain restricted stock shares belonging to Dr. Brennan and Mr. Tibbitts pursuant to issuances in January and April 2008 vest in full.

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OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2007 FISCAL YEAR-END TABLE

        The following table includes certain information with respect to the value of all unexercised options previously awarded to the Company's named executive officers at the fiscal year end, December 31, 2007.

	Option Awards
					Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)
	Number of Securities Underlying Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#)
							Option Exercise Price ($)
									Option Expiration Date
Name	Exercisable		Unexercisable
Edward F. Brennan, Ph.D. President & Chief Executive Officer	177,902 82,031 56,250 8,333	(1) (2) (3) (2)	— 105,469 — 31,667	(2) (2)	— — 131,250 —	(3)	$ $ $ $	0.62 3.01 3.01 2.61	3/2/15 3/23/16 3/23/16 2/5/17
Gregory J. Tibbitts Vice President, Finance and Chief Financial Officer	34,082 21,875 15,000 6,250	(1) (2) (3) (2)	— 28,125 — 23,750	(2) (2)	— — 35,000 —	(3)	$ $ $ $	0.62 3.01 3.01 2.61	7/20/14 3/23/16 3/23/16 2/5/17
Helen S. Barold, M.D., M.P.H., FACC, FHRS Chief Medical Officer	20,833 — 12,500 —	(4) (2)	41,667 — 47,500 30,000	(4) (2) (4)	— 62,500 — —	(5)	$ $ $ $	2.12 2.12 2.61 3.75	8/10/16 8/10/16 2/5/17 9/4/17

(1)
Represent stock options issued under the 2000 Plan which are exercisable prior to vesting, subject to the Company's right to repurchase unvested shares upon employment termination. These stock options vest 25% on the one-year anniversary of hire date, with the remaining 75% vesting on a monthly basis over the following 36 months. At December 31, 2007, 116,090 and 61,812 were vested and unvested, respectively of Dr. Brennan's 177,902 stock options outstanding. At December 31, 2007, 23,531 and 10,551 were vested and unvested, respectively, of Mr. Tibbitts' 34,082 stock options outstanding.

(2)
Represent stock options issued under the 2005 Plan that become exercisable in 48 equal monthly installments beginning one month after grant date.

(3)
Represent stock options issued under the 2005 Plan that vested 30% in August 2007 upon receipt of approval for the marketing of the Company's product in the treatment of atrial flutter from the FDA and 70% upon receipt of approval for the marketing of the Company's product in the treatment of atrial fibrillation from the FDA.

(4)
Represent stock options issued under the 2005 Plan that vest 25% on the one-year anniversary of grant date, with the remaining 75% vesting on a monthly basis over the following 36 months.

(5)
Represent stock options issued under the 2005 Plan that vest 100% upon receipt of approval for the marketing of the Company's product in the treatment of atrial fibrillation from the FDA.

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OPTION EXERCISES IN THE YEAR ENDED DECEMBER 31, 2007

        The following table includes certain information regarding option exercises with respect to the Company's named executive officers for the fiscal year ended December 31, 2007:

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Edward F. Brennan, Ph.D. President & Chief Executive Officer	10,000	$19,200
Gregory J. Tibbitts Vice President, Finance and Chief Financial Officer	10,000	$19,200

(1)
The value realized on exercise is equal to the difference between the option exercise price and the closing price of the Common Stock on the date of exercise, multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction.

PENSION BENEFITS

        The Company has no pension plans.

NONQUALIFIED DEFERRED COMPENSATION

        The Company has no nonqualified defined contribution or other nonqualified deferred compensation plans.

Compensation Committee Interlocks and Insider Participation

        The Compensation Committee is composed of three directors: Messrs. Cooney, Minocherhomjee and Wheeler. In addition, Dr. Adelman served as a member of the Compensation Committee until May 2007. No member of the Company's Compensation Committee has ever been an officer or employee of CryoCor. None of the Company's executive officers currently serves, or served during 2007, as a member of the board of directors or compensation committee of any other entity that had one or more executive officers who served on the Board or Compensation Committee. Prior to establishing the Compensation Committee, the full Board made decisions relating to the compensation of the Company's executive officers.

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DIRECTOR COMPENSATION

        The following table shows for the fiscal year ended December 31, 2007 certain information with respect to the compensation of all non-employee directors of the Company:

DIRECTOR COMPENSATION FOR THE YEAR ENDED DECEMBER 31, 2007

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	Total ($)
Robert Adelman, M.D.(1)	$9,750	$—	$9,750
David J. Cooney	$38,000	$22,882	$60,882
Jerry C. Griffin, M.D.	$38,000	$22,882	$60,882
J. Mark Hattendorf	$53,000	$26,222	$79,222
Arda M. Minocherhomjee, Ph.D.	$36,000	$22,882	$58,882
Kurt C. Wheeler	$35,000	$22,882	$57,882

(1)
Dr. Adelman resigned from the Board on May 14, 2007.

(2)
Amounts calculated utilizing the provisions of Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, or SFAS 123(R). A discussion of the assumptions used in calculating these values may be found in Note 1 of the consolidated financial statements in the Company's Annual Report for the year ended December 31, 2007, as amended, filed on March 21, 2008. The full grant date fair value of the awards granted to each director in 2007, computed in accordance with SFAS 123R was $30,785. At fiscal year end the aggregate number of option awards outstanding for each active director was 12,902, with the exception of Dr. Jerry C. Griffin who held options outstanding of 24,798 at fiscal year end, and Mr. J. Mark Hattendorf who held options outstanding of 26,612 at fiscal year end.

        Each non-employee director of the Company receives a quarterly cash retainer of $3,750, a per meeting fee of $2,000 plus a fee of $1,000 for attendance at each committee meeting. In addition, the Chairman of the Audit Committee receives a quarterly cash retainer of $3,750. In the fiscal year ended December 31, 2007, the total compensation paid to non-employee directors was $209,750. The members of the Board are also eligible for reimbursement for their expenses incurred in attending Board meetings in accordance with Company policy. In certain instances, the Company has held multiple Board meetings within a short period of time, usually covering the same business topic. These meetings typically are telephonic conference calls of a short duration, and typically, the Company has requested that the compensation be paid for that series of meetings as if it was a single meeting of the Board. During 2007, there was one instance where this occurred, and it was related to a possible debt financing.

        Effective upon the effective date of the Company's initial public offering in July 2005, the Company adopted its NED Plan to provide for the automatic grant of options to purchase shares of Common Stock to its non-employee directors. Under the NED Plan, new non-employee directors are entitled to receive an initial option grant to purchase 20,161 shares of Common Stock upon their election to the Board. The shares subject to this initial option grant vest monthly over three years.

        In addition, each non-employee director is entitled to receive an option grant to purchase 6,451 shares of Common Stock on the date of each annual meeting of the Company's stockholders, beginning with the Company's 2006 annual meeting of stockholders. However, the size of an annual grant made to a non-employee director who has served for less than 12 months at the time of the annual meeting will be reduced by 25% for each full quarter prior to the date of grant during which he or she did not serve as a non-employee director. The shares subject to this annual option grant vest monthly over one year.

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        The exercise price of the options granted to non-employee directors under the NED Plan is equal to 100% of the fair market value of the Common Stock on the date of grant. The term of stock options granted under the NED Plan is ten years. In the event of certain corporate transactions, all outstanding options under the NED Plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such options, the vesting of such options held by non-employee directors whose service has not terminated prior to the corporate transaction generally will be accelerated in full and all options outstanding under the NED Plan will be terminated if not exercised before the effective time of the corporate transaction. There were 32,255 options issued under the NED Plan in the fiscal year ended December 31, 2007.

        In addition, all of the Company's directors are eligible to participate in the Company's 2005 Plan, the 2000 Plan, and all of the Company's employee directors are eligible to participate in the Company's Purchase Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

POLICIES AND PROCEDURES WITH RESPECT TO RELATED PARTY TRANSACTIONS

        The Board is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is CryoCor's preference to avoid related party transactions.

        In 2007, the Company adopted a written Related-Person Transactions Policy that sets forth its policies and procedures regarding the identification, review, consideration and approval or ratification of "related-persons transactions." For purposes of the Company's policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which CryoCor and any "related person" are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to CryoCor as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of CryoCor, including any of their immediate family members, and any entity owned or controlled by such persons.

        Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to the Audit Committee (or, where Audit Committee approval would be inappropriate, to another independent body of the Board) for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to CryoCor of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, the Company relies on information supplied by its executive officers, directors and certain significant stockholders. In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to CryoCor, (b) the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself form the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the Audit Committee look at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of CryoCor and its stockholders, as the Audit Committee determines in the good faith exercise of its discretion.

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        In addition, the Audit Committee is responsible for reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest and adherence to the Company's Code of Business Conduct and Ethics. Under the Company's Code of Business Conduct and Ethics, directors, officers and all other members of the workforce are expected to avoid any relationship, influence or activity that would cause or even appear to cause a conflict of interest.

RELATIONSHIPS WITH ENTITY AFFILIATED WITH A FORMER EXECUTIVE OFFICER AND DIRECTOR

        CryoCor GmbH leases office space in Germany from Innovative Medical Products GmbH ("IMed Pro"). The Company's former Chief Executive Officer and former member of the Board is a general manager of IMed Pro. During the years ending December 31, 2006, 2005 and 2004, the Company made payments to IMed Pro of approximately $51,000, $147,000 and $95,000, respectively for these operating costs. No payments were made to IMed Pro during the year ended December 31, 2007.

INDEMNIFICATION AGREEMENTS

        As permitted by Delaware law, we have entered into indemnity agreements with each of the Company's directors and executive officers. These agreements generally require the Company to indemnify its directors and executive officers against any and all expenses (including attorneys' fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any of these individuals may be made a party by reason of the fact that he or she is or was a director, officer, employee, or other agent of the Company or serving at the Company's request as a director, officer, employee, or other agent of another corporation or enterprise, provided that he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the Company's best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Under the indemnification agreements, all expenses incurred by one of the Company's directors or executive officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Company upon delivery to the Company of an undertaking, by or on behalf of the director or executive officer, to repay all advanced amounts if it is ultimately determined that the director or executive officer is not entitled to be indemnified by the Company under his or her indemnification agreement, the Company's amended and restated bylaws or the DGCL. The indemnification agreements also set forth certain procedures that will apply in the event any of the Company's directors or executive officers brings a claim for indemnification under his or her indemnification agreement.

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ANNEX II

April 15, 2008

Board of Directors
CryoCor, Inc.
9717 Pacific Heights Boulevard
San Diego, California 92121

Dear Members of the Board of Directors:

        We understand that Boston Scientific Scimed, Inc. ("Parent"), Padres Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), and CryoCor, Inc. (the "Company") propose to enter into the Merger Agreement (defined below) pursuant to which, among other things, (i) Purchaser will commence a tender offer for all of the shares of the outstanding common stock, par value $0.001 per share, of the Company ("Company Common Stock" and, such tender offer, the "Offer") at a purchase price of $1.35 per share in cash (the "Consideration"), and (ii) subsequent to the Offer, Purchaser will be merged with and into the Company (the "Merger" and, together with the Offer, the "Transaction") and that, in connection with the Merger, each outstanding share of Company Common Stock not previously tendered in the Offer will be converted into the right to receive the Consideration.

        You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") provide an opinion (the "Opinion") as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than Parent and its affiliates) in the Transaction is fair to such holders from a financial point of view.

        In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  1.
  reviewed the draft dated April 15, 2008 of the Agreement and Plan of Merger among Parent, Purchaser and the Company (the "Merger Agreement");

  2.
  reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  3.
  reviewed certain information relating to the current and future operations, financial condition and prospects of the Company made available to us by the Company, including (a) financial projections prepared by the management of the Company relating to the Company's monthly cash flow forecast for 2008 (the "Cash Flow Projections") and (b) a liquidation analysis prepared by management of the Company (the "Liquidation Analysis");

  4.
  spoken with certain members of the management of the Company and certain of its representatives and advisers regarding the business operations, financial condition and prospects of the Company, the Transaction and related matters, including such management's views of the operational and financial risks and uncertainties attendant with not pursuing the Transaction;

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  5.
  reviewed the current and historical market prices and trading volume for the Company's publicly traded securities;

  6.
  reviewed a certificate addressed to us from senior management of the Company; and

  7.
  conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

        We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the Cash Flow Projections and Liquidation Analysis reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections, analysis or the assumptions on which they are based. We note that such projections and liquidation analysis are subject to significant uncertainty, particularly in light of the Company's recent financial performance, current financial condition, current and prospective access to capital, current and prospective liquidity and unfavorable future prospects. In this regard, the Company has advised us, and we have relied upon and assumed, that the Company does not believe that it is able to obtain financing in an amount, on terms and within a timeframe acceptable to the Company that will allow the Company to continue as a going concern and that, therefore, absent the Transaction as contemplated by the Merger Agreement, the Company believes that it would have no alternative other than to liquidate or to seek protection under U.S. bankruptcy laws, and that upon any such liquidation of the Company, the holders of the Company's common stock would likely receive a recovery that is materially less on a per-share basis than the Consideration. We have relied upon and assumed, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the date of the most recent financial statements provided to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

        We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in accordance with the terms described in the agreements and documents provided to us, without any amendments or modifications thereto. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained. In addition, we have relied upon and assumed, without independent verification, that the final form of the Merger Agreement identified above will not differ in any material respect from the draft of said document.

        Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We were, however, provided a copy of the Liquidation Analysis, and we have relied upon and assumed, without independent verification, that the assumptions, estimates and conclusions contained therein accurately reflect the outcome in the

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event of an orderly liquidation of the Company. If the assumptions, estimates, and conclusions set forth in said analysis are not accurate, the conclusions set forth in this Opinion could be materially affected. We did not estimate, and express no opinion regarding, the liquidation value of any entity or asset. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

        We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company, or any alternatives to the Transaction, including any financing opportunities that may be available to the Company, (b) negotiate the terms of the Transaction, or (c) advise the Board of Directors or any other party with respect to alternatives to the Transaction. In reaching our conclusions hereunder, we have considered our discussions with Company management and its financial advisors as to the Company's unsuccessful recent efforts to solicit interest from third parties with respect to any alternatives to the Transaction, or to raise additional capital. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof.

        This Opinion is furnished for the use and benefit of the Board of Directors in connection with its consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without our prior written consent or except as otherwise set forth in the engagement letter between us and the Company. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey's part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board of Directors, any security holder or any other person as to how to act or vote or tender their shares or make any election with respect to any matter relating to the Transaction.

        In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities arising out of our engagement.

        Houlihan Lokey and its affiliates may provide investment banking, financial advisory and other financial services to the Company, Parent, other participants in the Transaction and their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation.

        In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction.

        We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address: (i) the underlying business decision of the Company or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except as set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any

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other party or the effect of any other transaction in which the Company or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company's or any other party's security holders vis-à-vis any other class or group of the Company's or such other party's security holders (including without limitation the allocation of any consideration amongst or within such classes or groups of security holders), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount or nature of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessment by the Company and its advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

        Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than Parent and its affiliates) in the Transaction is fair to such holders from a financial point of view.

Very truly yours,

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

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ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

Appraisal rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

          (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

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          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give

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  either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the

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fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
  ANNEX I
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
PURCHASER DESIGNEES
CERTAIN INFORMATION CONCERNING CRYOCOR, INC.
CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF CRYOCOR, INC.
CORPORATE GOVERNANCE AND BOARD MATTERS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
COMPENSATION DISCUSSION AND ANALYSIS
COMPENSATION COMMITTEE REPORT
REPORT OF THE AUDIT COMMITTEE
EXECUTIVE COMPENSATION
DIRECTOR COMPENSATION
DIRECTOR COMPENSATION FOR THE YEAR ENDED DECEMBER 31, 2007
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
  ANNEX II
  ANNEX III
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL